UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Quarter ended September 30, 2003

WIPRO LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-844-0011

(Address of principal executive offices)

     Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)

     Not applicable.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to “The Company” or to “Wipro” are to Wipro Limited, a limited liability company organized under the laws of the Republic of India. References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. “Wipro” is a registered trademark of the company in India and the United States. All other trademarks or tradenames used in this Quarterly Report on Form 6-K (“Quarterly Report”) are the property of their respective owners.

     In this Quarterly Report, references to “$” or “dollars” or “U.S. Dollars” are to the legal currency of the United States, references to “£” or Pound Sterling are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian Rupees” are to the legal currency of India. The Company’s financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and presented in Indian Rupees. The financial information is translated into U.S. Dollars for the convenience of the reader. Except as otherwise specified, financial information is presented in Rupees. References to a particular “fiscal” year are to the Company’s fiscal year ended March 31 of such year.

     Unless otherwise specified herein, financial information has been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the “Noon Buying Rate”) as of September 30, 2003, which was Rs. 45.78 per $1. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking Statements May Prove Inaccurate

     In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors” and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report and in the company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”) from time to time.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of September 30,

	2002		2003		2003

					Convenience
					translation into
					US$
	(unaudited)		(unaudited)		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 6)	Rs.	5,036,279	Rs.	2,154,612	$47,064
Accounts receivable, net of allowances (Note 7)		7,075,111		7,836,746	171,183
Costs and earnings in excess of billings on contracts in progress		1,286,893		2,195,411	47,956
Inventories (Note 8)		1,372,230		1,933,536	42,235
Investments in liquid and short-term mutual funds (Note 10)		6,773,775		15,299,868	334,204
Other investment securities (Note 10)		1,360,977		—	—
Deferred income taxes (Note 23)		126,247		241,275	5,270
Property, plant and equipment held for sale (Note 5)		34,186		—	—
Other current assets (Note 9)		2,349,436		3,085,601	67,401

Total current assets		25,415,134		32,747,049	715,313
Property, plant and equipment, net (Note 11)		6,707,175		8,211,985	179,379
Investments in affiliates (Note 15)		678,386		481,186	10,511
Deferred income taxes (Note 23)		219,951		198,113	4,328
Intangible assets, net (Note 3, 12)		413,150		384,480	8,398
Goodwill (Note 3, 12)		4,015,143		5,432,737	118,671
Other assets (Note 9)		758,951		678,236	14,815

Total assets	Rs.	38,207,890	Rs.	48,133,786	$1,051,415

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks (Note 17)	Rs.	474,335	Rs.	403,625	$8,817
Current portion of long-term debt (Note 18)		20,000		28,200	616
Accounts payable		2,087,795		2,166,059	47,315
Accrued expenses		1,499,954		2,148,663	46,935
Accrued employee costs		1,006,786		1,632,822	35,667
Advances from customers		1,001,944		1,027,236	22,439
Other current liabilities (Note 13)		737,126		981,098	21,431

Total current liabilities		6,827,940		8,387,703	183,218
Long-term debt, excluding current portion (Note 18)		28,200		—	—
Other liabilities		190,685		216,122	4,721

Total liabilities		7,046,825		8,603,825	187,939

Minority interest		101,275		289,141	6,316
Stockholders’ equity:
Equity shares at Rs.2 par value: 375,000,000 shares authorized; Issued and outstanding: 232,563,992, 232,496,246 and 232,567,137 shares as of March 31, 2003, September 30, 2002 and 2003 (Note 19)		464,993		465,135	10,160
Additional paid-in capital (Note 24)		6,875,019		6,950,038	151,814
Deferred stock compensation (Note 24)		(84,003)		(25,072)	(548)
Accumulated other comprehensive income/(loss)		(4,090)		(44,497)	(972)
Retained earnings (Note 20)		23,807,946		31,895,291	696,708
Equity shares held by a controlled Trust: 1,303,610, 1,302,410 and 1,303,610 shares as of March 31, 2003, September 30, 2002 and 2003 (Note 24)		(75)		(75)	—

Total stockholders’ equity		31,059,790		39,240,820	857,161

Total liabilities and stockholders’ equity	Rs.	38,207,890	Rs.	48,133,786	$1,051,415

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of March 31,

	2003

ASSETS
Current assets:
Cash and cash equivalents (Note 6)	Rs.	6,283,014
Accounts receivable, net of allowances (Note 7)		7,930,847
Costs and earnings in excess of billings on contracts in progress		1,379,273
Inventories (Note 8)		1,449,498
Investments in liquid and short-term mutual funds (Note 10)		7,813,400
Other investment securities (Note 10)		526,969
Deferred income taxes (Note 23)		215,299
Property, plant and equipment held for sale (Note 5)		12,667
Other current assets (Note 9)		3,015,817

Total current assets		28,626,784
Property, plant and equipment, net (Note 11)		7,309,784
Investments in affiliates (Note 15)		534,069
Deferred income taxes (Note 23)		65,488
Intangible assets, net (Note 3, 12)		450,362
Goodwill (Note 3, 12)		5,186,617
Other assets (Note 9)		607,787

Total assets	Rs.	42,780,891

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks (Note 17)	Rs.	508,519
Current portion of long-term debt (Note 18)		28,200
Accounts payable		2,236,060
Accrued expenses		1,427,447
Accrued employee costs		1,261,015
Advances from customers		896,989
Other current liabilities (Note 13)		795,273

Total current liabilities		7,153,503
Long-term debt, excluding current portion (Note 18)		—
Other liabilities		195,827

Total liabilities		7,349,330

Minority interest		—
Stockholders’ equity:
Equity shares at Rs.2 par value: 375,000,000 shares authorized; Issued and outstanding: 232,563,992, 232,496,246 and 232,567,137 shares as of March 31, 2003, September 30, 2002 and 2003 (Note 19)		465,129
Additional paid-in capital (Note 24)		6,946,629
Deferred stock compensation (Note 24)		(64,008)
Accumulated other comprehensive income/(loss)		690
Retained earnings (Note 20)		28,083,196
Equity shares held by a controlled Trust: 1,303,610, 1,302,410 and 1,303,610 shares as of March 31, 2003, September 30, 2002 and 2003 (Note 24)		(75)

Total stockholders’ equity		35,431,561

Total liabilities and stockholders’ equity	Rs.	42,780,891

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share data)

	Three months ended September 30,

	2002		2003		2003

					Convenience
					translation into
					US$
	(unaudited)		(unaudited)		(unaudited)
Revenues:
Global IT Services and Products
Services	Rs.	7,181,416	Rs.	10,196,056	$222,719
Products		91,657		26,349	576
India and AsiaPac IT Services and Products
Services		553,219		672,205	14,683
Products		1,633,683		1,258,766	27,496
Consumer Care and Lighting		719,681		862,609	18,842
Others		374,180		489,642	10,696

Total		10,553,836		13,505,627	295,012

Cost of revenues:
Global IT Services and Products
Services		4,195,536		6,608,384	144,351
Products		54,128		21,727	475
India and AsiaPac IT Services and Products
Services		277,868		360,192	7,868
Products		1,458,785		1,106,495	24,170
Consumer Care and Lighting		493,710		563,208	12,302
Others		274,818		347,799	7,597

Total		6,754,845		9,007,805	196,763

Gross profit		3,798,991		4,497,822	98,249
Operating expenses:
Selling, general and administrative expenses		(1,479,078)		(2,076,138)	(45,350)
Research and development expenses		(38,332)		(53,877)	(1,177)
Amortization of intangible assets (Note 12)		(47,050)		(79,762)	(1,742)
Foreign exchange gains, net		37,920		125,568	2,743
Others, net		32,905		21,164	462

Operating income		2,305,356		2,434,777	53,184
Loss on direct issue of stock by subsidiary (Note 4)		—		—	—
Other income, net (Note 21)		131,837		181,323	3,961
Equity in earnings/(losses) of affiliates (Note 15)		(4,623)		6,000	131

Income before income taxes and minority interest		2,432,570		2,622,100	57,276
Income taxes (Note 23)		(285,876)		(315,951)	(6,902)
Minority interest		(12,053)		(12,243)	(267)

Income from continuing operations		2,134,641		2,293,906	50,107
Discontinued operations
Loss from operations of the discontinued corporate Internet services division (including loss on disposal of Rs 249,220 for the six months ended September 30, 2002 and gain on disposal of Rs.25,560 for the three months ended September 30, 2002) (Note 5)		(10,428)		—	—
Income tax benefit (Note 5, 23)		3,832		—	—

Net income	Rs.	2,128,045	Rs.	2,293,906	$50,107

Earnings per equity share: Basic
Continuing operations		9.23		9.92	0.22
Discontinued operations		(0.03)		—	—
Net income		9.20		9.92	0.22
Earnings per equity share: Diluted
Continuing operations		9.23		9.87	0.22
Discontinued operations		(0.03)		—	—
Net income		9.20		9.87	0.22
Weighted average number of equity shares used in computing earnings per equity share:
Basic		231,181,364		231,259,015	231,259,015
Diluted		231,374,562		231,259,015	231,259,015

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Six months ended September 30,

	2002		2003		2003

					Convenience
					translation into
					US$
	(unaudited)		(unaudited)		(unaudited)
Revenues:
Global IT Services and Products
Services	Rs.	13,490,883	Rs.	19,383,031	$423,395
Products		126,262		62,404	1,363
India and AsiaPac IT Services and Products
Services		1,021,347		1,258,226	27,484
Products		2,915,987		1,993,033	43,535
Consumer Care and Lighting		1,435,331		1,644,152	35,914
Others		713,162		857,283	18,726

Total		19,702,972		25,198,129	550,418

Cost of revenues:
Global IT Services and Products
Services		7,831,915		12,360,685	270,002
Products		86,070		41,940	916
India and AsiaPac IT Services and Products
Services		529,529		669,816	14,631
Products		2,599,071		1,757,737	38,395
Consumer Care and Lighting		968,369		1,058,631	23,124
Others		547,852		611,306	13,353

Total		12,562,806		16,500,115	360,422

Gross profit		7,140,166		8,698,014	189,996
Operating expenses:
Selling, general and administrative expenses		(2,735,088)		(4,175,186)	(91,201)
Research and development expenses		(77,632)		(111,636)	(2,439)
Amortization of intangible assets (Note 12)		(47,100)		(155,891)	(3,405)
Foreign exchange gains, net		239,957		175,838	3,841
Others, net		69,166		52,303	1,142

Operating income		4,589,469		4,483,442	97,935
Loss on direct issue of stock by subsidiary (Note 4)		—		(175,999)	(3,844)
Other income, net (Note 21)		392,280		347,370	7,588
Equity in earnings/(losses) of affiliates (Note 15)		(210,933)		(47,941)	(1,047)

Income before income taxes and minority interest		4,770,816		4,606,872	100,631
Income taxes (Note 23)		(539,673)		(517,059)	(11,294)
Minority interest		(12,053)		(15,357)	(335)

Income from continuing operations		4,219,090		4,074,456	89,001
Discontinued operations
Loss from operations of the discontinued corporate Internet services division (including loss on disposal of Rs 249,220 for the six months ended September 30, 2002 and gain on disposal of Rs.25,560 for the three months ended September 30, 2002) (Note 5)		(551,267)		—	—
Income tax benefit (Note 5, 23)		156,002		—	—

Net income	Rs.	3,823,825	Rs.	4,074,456	$89,001

Earnings per equity share: Basic
Continuing operations		18.25		17.62	0.38
Discontinued operations		(1.71)		—	—
Net income		16.54		17.62	0.38
Earnings per equity share: Diluted
Continuing operations		18.22		17.55	0.38
Discontinued operations		(1.71)		—	—
Net income		16.51		17.55	0.38
Weighted average number of equity shares used in computing earnings per equity share:
Basic		231,171,372		231,260,944	231,260,944
Diluted		231,526,775		231,260,944	231,260,944

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

	Equity Shares
				Additional
	No. of			Paid in		Deferred Stock		Comprehensive
	Shares	Amount		Capital		Compensation		Income

Balance as of March 31, 2002	232,465,689	Rs.	464,932	Rs.	6,817,163	Rs.	(93,201)

Cash dividends paid (unaudited)	—		—		—		—		—
Issuance of equity shares on exercise of options (unaudited)	30,557		61		33,133		—		—
Equity shares issued by trust, net of forfeitures (unaudited)	—		—		—		—		—
Compensation related to employee stock incentive plan, net of reversals (unaudited)	—		—		24,723		(24,723)		—
Amortization of compensation related to employee stock incentive plan, net of reversals (unaudited)	—		—		—		33,921		—
Comprehensive income
Net income (unaudited)	—		—		—		—	Rs.	3,823,825
Other comprehensive income Unrealized gain/(loss) on investment securities, net (unaudited)	—		—		—		—		(55,951)

Comprehensive income(unaudited)								Rs.	3,767,874

Balance as of September 30, 2002 (unaudited)	232,496,246	Rs.	464,993	Rs.	6,875,019	Rs.	(84,003)

Issuance of equity shares on exercise of options (unaudited)	67,746		136		73,479		—		—
Equity shares forfeited, net of issuances by Trust (unaudited)	—		—		—		—		—
Compensation related to employee stock incentive plan, net of reversals (unaudited)	—		—		(1,869)		1,674		—
Amortization of compensation related to employee stock incentive plan, net of reversals (unaudited)	—		—		—		18,321		—
Comprehensive income
Net income (unaudited)	—		—		—		—	Rs.	4,275,250
Other comprehensive income
Translation adjustments (unaudited)	—		—		—		—		(568)
Unrealized gain/(loss) on investment securities, net (unaudited)	—		—		—		—		5,348
Total other comprehensive income (unaudited)	—		—		—		—		4,780

Comprehensive income (unaudited)								Rs.	4,280,030

Balance as of March 31, 2003	232,563,992	Rs.	465,129	Rs.	6,946,629	Rs.	(64,008)

Cash dividends paid (unaudited)	—		—		—		—		—
Issuance of equity shares on exercise of options (unaudited)	3,145		6		3,409		—		—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated				Equity Shares held by a
	Other				Controlled Trust			Total
	Comprehensive		Retained					Stockholders'
	Income/(Loss)		Earnings		No. of Shares	Amount		Equity

Balance as of March 31, 2002	Rs.	51,861	Rs.	20,216,587	(1,321,335)	Rs.	(75)	Rs.	27,457,267

Cash dividends paid (unaudited)		—		(232,466)	—		—		(232,466)
Issuance of equity shares on exercise of options (unaudited)		—		—	—		—		33,194
Equity shares issued by trust, net of forfeitures (unaudited)		—		—	18,925		—		—
Compensation related to employee stock incentive plan, net of reversals (unaudited)		—		—	—		—		—
Amortization of compensation related to employee stock incentive plan, net of reversals (unaudited)		—		—	—		—		33,921
Comprehensive income
Net income (unaudited)		—		3,823,825	—		—		3,823,825
Other comprehensive income Unrealized gain/(loss) on investment securities, net (unaudited)		(55,951)		—	—		—		(55,951)
Comprehensive income(unaudited)
Balance as of September 30, 2002 (unaudited)	Rs.	(4,090)	Rs.	23,807,946	(1,302,410)	Rs.	(75)	Rs.	31,059,790

Issuance of equity shares on exercise of options (unaudited)		—		—	—		—		73,615
Equity shares forfeited, net of issuances by Trust (unaudited)		—		—	(1,200)		—		—
Compensation related to employee stock incentive plan, net of reversals (unaudited)		—		—	—		—		(195)
Amortization of compensation related to employee stock incentive plan, net of reversals (unaudited)		—		—	—		—		18,321
Comprehensive income
Net income (unaudited)		—		4,275,250	—		—		4,275,250
Other comprehensive income
Translation adjustments (unaudited)		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net (unaudited)		—		—	—		—		—
Total other comprehensive income (unaudited)		4,780		—	—		—		4,780
Comprehensive income (unaudited)
Balance as of March 31, 2003	Rs.	690	Rs.	28,083,196	(1,303,610)	Rs.	(75)	Rs.	35,431,561

Cash dividends paid (unaudited)		—		(262,361)	—		—		(262,361)
Issuance of equity shares on exercise of options (unaudited)		—		—	—		—		3,415

	Equity Shares
				Additional
	No. of			Paid in		Deferred Stock		Comprehensive
	Shares	Amount		Capital		Compensation		Income

Amortization of compensation related to employee stock incentive plan, net of reversals (unaudited)	—		—		—		38,936		—
Comprehensive income
Net income (unaudited)	—		—		—		—	Rs.	4,074,456
Other comprehensive income
Translation adjustments (unaudited)	—		—		—		—		(59,620)
Unrealized gain/(loss) on investment securities, net (unaudited)	—		—		—		—		14,433

Total other comprehensive income (unaudited)	—		—		—		—		(45,187)

Comprehensive income (unaudited)								Rs.	4,029,269

Balance as of September 30, 2003 (unaudited)	232,567,137	Rs.	465,135	Rs.	6,950,038	Rs.	(25,072)

Balance as of September 30, 2003 (unaudited) ($)			$10,160		$151,814		$(548)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated				Equity Shares held by a
	Other				Controlled Trust			Total
	Comprehensive		Retained					Stockholders’
	Income/(Loss)		Earnings		No. of Shares	Amount		Equity

Amortization of compensation related to employee stock incentive plan, net of reversals (unaudited)		—		—	—		—		38,936
Comprehensive income
Net income (unaudited)		—		4,074,456	—		—		4,074,456
Other comprehensive income
Translation adjustments (unaudited)		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net (unaudited)		—		—	—		—		—

Total other comprehensive income (unaudited)		(45,187)		—	—		—		(45,187)

Comprehensive income (unaudited)

Balance as of September 30, 2003 (unaudited)	Rs.	(44,497)	Rs.	31,895,291	(1,303,610)	Rs.	(75)	Rs.	39,240,820

Balance as of September 30, 2003 (unaudited) ($)		$(972)		$696,708			$(2)		$857,161

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Six months ended September 30,

	2002		2003		2003

					Convenience
					translation into
					US$
	(unaudited)		(unaudited)		(unaudited)
Cash flows from operating activities:
Net income	Rs.	3,823,825	Rs.	4,074,456	$89,001
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from discontinued operations		395,265		—	—
(Gain)/loss on sale of property, plant and equipment		(2,819)		5,250	115
Depreciation and amortization		702,677		1,025,799	22,407
Deferred tax charge / (benefit)		3,768		(79,942)	(1,746)
Gain on sale of investment securities		(214,774)		—	—
Loss on direct issue of stock by affiliate		—		175,999	3,844
Amortization of deferred stock compensation		33,921		38,936	851
Equity in losses of affiliates, net		210,933		47,941	1,047
Minority interest		12,053		15,357	335
Changes in operating assets and liabilities:
Accounts receivable		(909,515)		228,024	4,981
Costs and earnings in excess of billings on contracts in progress		(277,098)		(736,449)	(16,087)
Inventories		29,916		(484,038)	(10,573)
Other assets		(312,853)		(371,861)	(8,123)
Accounts payable		(398,881)		(298,820)	(6,527)
Accrued expenses and employee costs		778,371		1,093,017	23,875
Advances from customers		(82,844)		130,247	2,845
Other liabilities		(22,647)		226,120	4,939

Net cash provided by continuing operations		3,769,298		5,090,036	111,185
Net cash provided by discontinued operations		95,303		—	—

Net cash provided by operating activities		3,864,601		5,090,036	111,185

Cash flows from investing activities:
Expenditure on property, plant and equipment		(1,007,216)		(1,816,113)	(39,670)
Proceeds from sale of property, plant and equipment		46,658		55,664	1,216
Dividends received from affiliates		49,000		4,942	108
Purchase of investments in liquid and short-term mutual funds		(17,806,059)		(11,505,846)	(251,329)
Proceeds from sale of liquid and short-term mutual funds		15,158,326		4,043,010	88,314
Purchase of other investment securities		(5,013,220)		—	—
Proceeds from sale and maturities of other investment securities		8,872,937		526,969	11,511
Redemption/maturity of inter-corporate deposits		1,459,215		260,392	5,688
Purchase of intangible assets		—		(50,000)	(1,092)
Payment for acquisitions, net of cash acquired		(3,931,923)		(458,250)	(10,010)

Net cash used in continuing operations		(2,172,282)		(8,939,232)	(195,265)
Net cash provided by discontinued operations		—		12,667	277

Net cash used in investing activities		(2,172,282)		(8,926,565)	(194,988)

Cash flows from financing activities:
Proceeds from issuance of equity shares		33,194		3,415	75
Proceeds from issuance of equity shares by a subsidiary		—		97,785	2,136
Proceeds from / (repayments of) short-term borrowing from banks, net		292,074		(104,894)	(2,291)
Repayment of long-term debt		—		(20,000)	(437)
Payment of cash dividends		(232,466)		(262,361)	(5,731)

Net cash provided by/(used in) financing activities		92,802		(286,055)	(6,248)

Net increase/ (decrease) in cash and cash equivalents during the period		1,785,121		(4,122,584)	(90,052)
Effect of exchange rate changes on cash		—		(5,818)	(127)
Cash and cash equivalents at the beginning of the period		3,251,158		6,283,014	137,244

Cash and cash equivalents at the end of the period	Rs.	5,036,279	Rs.	2,154,612	$47,064

Supplementary information:
Cash paid for interest	Rs.	13,962	Rs.	11,378	$249
Cash paid for taxes		782,251		527,077	11,513

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data and where otherwise stated)

1. Overview

     Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., Wipro Holdings (Mauritius) Limited, Wipro Prosper Limited, Wipro Welfare Limited, Wipro Trademarks Holdings Limited, Wipro Japan KK, Wipro Fluid Power Limited, Wipro Spectramind Services Private Limited, Wipro HealthCare IT Limited, Wipro Nervewire Inc. and affiliates WeP Peripherals Limited and Wipro GE Medical Systems Limited (collectively, the Company) is a leading India based provider of IT Services and Products, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products and Consumer Care and Lighting. Wipro is headquartered in Bangalore, India.

2. Significant Accounting Policies

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     Basis of preparation of financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the year ended March 31, 2003.

     Functional currency and exchange rate translation. The functional currency of the Company, including its consolidated foreign subsidiaries, except Wipro Inc., Wipro Holdings (Mauritius) Limited and Wipro Nervewire Inc. is the Indian rupee. The functional currency of Wipro Inc., Wipro Holdings (Mauritius) Limited and Wipro Nervewire Inc. is the US dollar. The translation of the functional currency of these foreign subsidiaries into Indian rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using an appropriate monthly weighted average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity.

     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.

     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the six months ended September 30, 2003, have been translated into US dollars at the noon buying rate in New York City on September 30, 2003, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1=Rs. 45.78. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

     Cash equivalents. The Company considers investments in highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

     Revenue recognition. Revenues from software development services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support, and other services is recognized as the related service is performed. Revenue from sale of goods is recognized, in accordance with the sales contract, on dispatch from the factories/warehouses of the Company.

     In revenue arrangements involving delivery of multiple elements, the units of accounting are determined based on whether the delivered items have a value to the customer on a stand alone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. The arrangement consideration is allocated to the units of accounting based on their fair values. Revenue on delivered items is recognized when the revenue recognition criteria applicable to that unit of accounting is met. However, the revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered item(s). In cases where existence of a contingent revenue provision results in recognizing a loss on the delivered item, the Company defers the costs related to the delivered item.

     Revenues from IT-Enabled Services are derived from both time-based and unit-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

     When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met. Revenues from product sales are shown net of excise duty, sales tax and applicable discounts and allowances.

     Warranty costs. The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.

     Shipping and handling costs. Shipping and handling costs are included in selling, general and administrative expenses.

     Inventories. Inventories are stated at the lower of cost and market value. Cost is determined using the weighted average method for all categories of inventories.

     Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a part of other comprehensive income in stockholders’ equity until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a first-in-first out basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value with a charge to the income statement. Fair value is based on quoted market prices. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge to the income statement for any other than temporary decline in value.

     Investments in affiliates. The Company’s equity in the earnings/(losses) of affiliates is included in the statement of income and the Company’s share of net assets of affiliates is included in the balance sheet.

     Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 21 years
Furniture, fixtures and equipment	2 to 5 years
Vehicles	4 years
Computer software	2 years

     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.

     Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not ready for use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

     Business combinations, goodwill and intangible assets. In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination need to meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately.

     On April 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets. As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss. The carrying value of the goodwill on the date of adoption was Rs. 656,240. Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill but instead tests goodwill for impairment at least annually.

     Intangible assets acquired individually, with a group of other assets or in a business combination are carried at cost less accumulated amortization. The intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. The estimated useful lives of the intangible assets are as follows:

Customer-related intangibles	2-5 years
Marketing-related intangibles	2-20 years
Technology-based intangibles	5 years

     Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.

     Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses, is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

     Impairment or disposal of long-lived assets. Effective April 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, it retains the fundamental provisions of SFAS No. 121.

     SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, SFAS No. 144 retains the requirement of APB Opinion No. 30 to separately report discontinued operations and extends that reporting to a component of an entity that an entity has disposed of, or classified as held-for-sale. SFAS No. 144 requires that the Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell. Similarly, under SFAS No. 144, discontinued operations are no longer measured at net realizable value or include amounts for operating losses that have not yet been incurred.

     Earnings per share. In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.

     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is not more likely than not. The provision for income taxes for the interim periods is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year.

     Stock-based compensation. The Company uses the intrinsic value based method of APB Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock based compensation plans. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.

     Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

	Six months ended September 30,

	2002		2003

	(unaudited)		(unaudited)
Net income, as reported	Rs.	3,823,825	Rs.	4,074,456
Add: Stock–based employee compensation expense included in reported net income, net of tax effects		33,921		38,936
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects		1,785,230		1,164,401
Pro forma net income		2,072,516		2,948,991
Earnings per share: Basic
As reported		16.54		17.62
Pro forma		8.95		12.75
Earnings per share: Diluted
As reported		16.51		17.55
Pro forma		8.94		12.75

Six months ended
September 30,

2002

Dividend yield	0.03%
Expected life	24 – 72 months
Risk free interest rates	6.5% - 8.5%
Volatility	65%

     Derivatives and hedge accounting. The Company enters into forward foreign exchange contracts where the counterparty is a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income statement as a component of foreign exchange gains, net.

     Recent accounting pronouncements. In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143, did not have a material impact on the consolidated financial statements of the Company.

     In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 did not have a material impact on the consolidated financial statements of the Company.

     In November 2002, the EITF issued Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. The Company adopted EITF Issue No. 00-21 in respect of all revenue arrangements entered into on or after July 1, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on the consolidated financial statements of the Company.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002. The Company continues to use the intrinsic value based method of APB Opinion No. 25 to account for its employee stock based compensation plans. The disclosure provisions of SFAS No. 148 have been adopted by the Company.

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods ending after December 15, 2003. Adoption of FIN No. 46 will not have a material impact on the consolidated financial statements of the Company.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No.149 did not have a material impact on the consolidated financial statements of the Company.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements of the Company.

     Reclassifications. As of September 30, 2002, and March 31, 2003, the Company held investments in liquid and short-term mutual funds aggregating Rs. 6,773,775 and Rs. 7,813,400 respectively, which were previously reported as cash equivalents. During the current period, the Company has reclassified these investments as a component of investments in liquid and short-term mutual funds. The reclassification decreased the previously reported net cash provided by investing activities for the six months ended September 30, 2002, by Rs. 2,647,733. Certain other reclassifications have been made to confirm prior period data to current presentation. The reclassifications had no impact on reported net income or stockholders’ equity.

3. Acquisitions

     Wipro Spectramind Services Private Limited (Wipro Spectramind)

     As of June 30, 2002, the Company held a 15% equity interest in Wipro Spectramind, acquired for a consideration of Rs. 192,000. Additionally, the Company held non-voting convertible preference shares acquired for a consideration of Rs. 288,000, which were convertible into equity shares, on occurrence of events specified in the shareholders agreement. As this voting equity interest did not give Wipro the ability to exercise significant influence over the operating and financial policies of Wipro Spectramind, the investment was recorded at cost.

     In July 2002, the Company acquired a controlling equity interest in Wipro Spectramind at an additional cost of Rs. 3,696,552. Consequent to this acquisition, the Company held 89% of the outstanding equity shares of Wipro Spectramind. Subsequently, the Company acquired the balance 11% of the outstanding equity shares for Rs. 440,591. Consequently the Company held 100% of the outstanding equity shares of Wipro Spectramind as of March 31, 2003. The results of operations of Wipro Spectramind are consolidated in the Company’s financial statements with effect from July 1, 2002.

     Wipro Spectramind is a leading IT-Enabled Service provider in India providing remote processing services to large global corporations in the US, UK, Australia and other developed markets. The acquisition is intended to provide a time to market advantage to the Company in addressing the BPO services market, strengthen the value proposition of being an end-to-end outsourcing solution provider to large corporations and provide synergistic benefits of being able to address the remote processing services requirements of the existing customer base of the Company.

     The total purchase price has been allocated, based on management’s estimates and independent appraisals, to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets	Rs.	705,904
Customer-related intangibles		387,000
Marketing-related intangibles		34,300
Goodwill		3,489,939

Total	Rs.	4,617,143

     Wipro Healthcare IT Limited (Wipro Healthcare IT)

     In August 2002, Wipro acquired a 60% equity interest in Wipro Healthcare IT, an India-based company engaged in the development of health care related software, and the technology rights in the business of Wipro Healthcare IT for an aggregate consideration of Rs. 180,776. On December 31, 2002, the Company acquired the balance 40% equity interest in Wipro Healthcare IT for an aggregate consideration of Rs. 96,980.

     The Company intends to address the market for healthcare information systems in India and South Asia through Wipro Healthcare IT. Further, the Company intends to leverage the domain expertise of Wipro Healthcare IT in addressing the outsourcing requirements of large corporations engaged in the design, development and integration of healthcare information systems.

     The total purchase price has been allocated, based on management’s estimates and independent appraisals, to the acquired assets and liabilities as follows:

Description	Fair value

	(unaudited)
Net tangible assets	Rs.	80,406
Technology-based intangibles		34,300

Description	Fair value

	(unaudited)
Customer-related intangibles		62,833
Goodwill		100,217

Total	Rs.	277,756

Global energy practice (GEP)

     On December 31, 2002, Wipro acquired the global energy practice of American Management Systems for an aggregate consideration of Rs. 1,165,161.

     The Company intends to leverage the domain expertise of the GEP team engaged in providing specialized IT services to clients in the energy and utilities sector. The Company believes that this acquisition enhances its ability to deliver end-to-end IT solutions primarily in the areas of design and maintenance of complex billing and settlement systems for energy markets and systems and enterprise application integration services.

     The total purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

	(unaudited)
Net tangible assets	Rs.	126,940
Customer-related intangibles		98,000
Goodwill		940,221

Total		1,165,161

     The purchase consideration has been allocated on a preliminary basis based on management’s estimates and independent appraisals. However, certain independent appraiser’s reports are yet to be received by the Company. Finalization of the purchase price allocation, which is expected to be completed in the next 3 months, may result in certain adjustments to the above allocation.

Nervewire Inc. (Wipro Nervewire)

     In May 2003, Wipro acquired Wipro Nervewire, a Massachusetts-based business and IT consulting company serving customers in the financial services sector, for a consideration of Rs. 877,679 million. Through this acquisition, the Company intends to enhance its IT consulting capabilities by leveraging the domain expertise of Wipro Nervewire in providing strategy and business case development, business requirements definition, IT strategy and program management and systems development and integration services to customers in the financial services sector.

     The total purchase price has been preliminarily allocated to the acquired assets and liabilities as follows:

Description	Fair value

	(unaudited)
Net tangible assets	Rs.	544,608
Customer-related intangibles		40,000
Goodwill		293,071

Total	Rs.	877,679

     The purchase consideration has been allocated on a preliminary basis based on management’s estimates and independent appraisals. However, certain independent appraiser’s reports are yet to be received by the Company. Finalization of the purchase price allocation, which is expected to be completed in the next 6 months, may result in certain adjustments to the above allocation.

4.	Dilution of Ownership Interest in a Subsidiary

     As of March 31, 2003, the Company held 100% of the outstanding equity shares of Wipro Spectramind. As of March 31, 2003, Wipro Spectramind had 9,329,762 employee stock options outstanding under the Wipro Spectramind option plan. During the six months ended September 30, 2003, 3,339,279 option vested and were exercised at a weighted average exercise price of Rs. 29.41.

     As a result of the option exercise, the Company’s ownership interest in Wipro Spectramind reduced to 94.5%. As the exercise price per option was less than the Company’s carrying value per share, the exercise resulted in a decline in the carrying value of the Company’s ownership interest by Rs. 175,999. In accordance with the accounting policy adopted by the Company, this decline in carrying value has been included in the statement of income as a loss on direct issue of stock by subsidiary.

     Of the 3,339,279 shares arising out of these option exercises, 3,157,372 shares are covered by a share purchase feature that entitles the Company to repurchase these shares at fair value and also gives the employee the right to sell the shares back to the Company at fair value. The Company and the employee can exercise this repurchase right after November 2003, which is six months from the date of option exercise.

5.	Discontinued Operations

     The Company was involved in the corporate Internet services (ISP) business since 1999. For strategic reasons, the Company decided to concentrate on its core businesses and as a result in June 2002, the Company decided to exit this division and approved a formal plan of disposal. In accordance with the plan, the Company has sold the customer contracts, disposed the long-lived assets, settled the trade receivables and settled all outstanding vendor obligations, except certain claims relating to a particular vendor. The Company is in negotiations with this vendor for settling these claims.

     Upon approval of the plan of disposal, the related long-lived assets were reported as held-for-sale and were measured at their fair value, less cost to sell, which was lower than their carrying amount. During the six months ended September 30, 2002, the loss of Rs. 274,780 resulting from the write-down/sale of the long-lived assets was reported as a loss on disposal. Proceeds from sale of customer contracts aggregating Rs. 25,560 were reduced from the loss on disposal. The estimated liabilities with respect to settlement of the vendor obligations aggregating to Rs. 113,490 were reported as other exit costs.

     The operations of the ISP division qualified as a component of an entity, being an asset group. As the operations and cash flows of the component were eliminated from the ongoing operations as a result of the disposal transaction and the Company did not have any significant continuing involvement in the operations of the component after the disposal, the results of operations of the ISP division were reported in discontinued operations during the six months ended September 30, 2002.

     The result of operations of the discontinued component comprise:

	Six months ended
	September 30,

	2002

	(unaudited)
Revenue	Rs.	49,780
Operating costs		(238,337)
Other exit costs		(113,490)
Loss on disposal		(249,220)
Income tax benefit		156,002

Loss on discontinued operations	Rs.	(395,265)

6.	Cash and Cash Equivalents

     Cash and cash equivalents as of September 30, 2002 and 2003 comprise of cash, cash on deposit with banks and highly liquid investments.

7.	Accounts Receivable

     Accounts receivable as of March 31, 2003, September 30, 2002 and 2003 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

	Six months ended September 30,				As of March 31,

	2002		2003		2003

	(unaudited)		(unaudited)
Balance at the beginning of the period	Rs.	491,644	Rs.	598,887	Rs.	491,644
Additional provision during the period		56,596		126,633		153,190
Bad debts charged to provision		(4,533)		(1,116)		(45,947)

Balance at the end of the period	Rs.	543,707	Rs.	724,404	Rs.	598,887

8.	Inventories

     Inventories consist of the following:

	As of September 30,				As of March 31,

	2002		2003		2003

	(unaudited)		(unaudited)
Stores and spare parts	Rs.	34,484	Rs.	32,239	Rs.	25,951
Raw materials and components		356,960		411,069		398,216
Work-in-process		137,569		144,250		119,028
Finished goods		843,217		1,345,978		906,303

	Rs.	1,372,230	Rs.	1,933,536	Rs.	1,449,498

Finished goods as of March 31, 2003, September 30, 2002 and 2003 include inventory of Rs. 438,972, Rs. 474,582 and Rs. 779,127 respectively, with customers pending installation.

9.	Other Assets

     Other assets consist of the following:

	As of September 30,				As of March 31,

	2002		2003		2003

	(unaudited)		(unaudited)
Prepaid expenses	Rs.	954,947	Rs.	1,526,213	Rs.	1,276,650
Advances to suppliers		116,932		157,602		94,741
Balances with statutory authorities		70,268		15,279		16,699
Deposits		511,232		676,123		638,472
Inter–corporate deposits
GE Capital Services India		570,540		67,806		258,803
Citicorp Financial Services Limited		35,336		—		27,000
Advance income taxes		525,731		739,854		872,974
Others		323,401		580,960		438,265

		3,108,387		3,763,837		3,623,604
Less: Current assets		(2,349,436)		(3,085,601)		(3,015,817)

	Rs.	758,951	Rs.	678,236	Rs.	607,787

10.	Investment Securities

     Investment securities consist of the following:

	As of September 30, 2002

	(unaudited)
			Gross
			Unrealized		Gross
	Carrying		Holding		Unrealized
	Value		Gains		Holding Losses		Fair Value

Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	6,773,775	Rs.	—	Rs.	—	Rs.	6,773,775
Equity securities		207		1,400		—		1,607
Debt securities		1,317,372		—		(8,454)		1,308,918

		8,091,354		1,400		(8,454)		8,084,300

Held-to-maturity:
Debt securities		50,452		1,428		—		51,880

		50,452		1,428		—		51,880

	Rs.	8,141,806	Rs.	2,828	Rs.	(8,454)	Rs.	8,136,180

[Additional columns below]

[Continued from above table, first column(s) repeated]

As of September 30, 2003

(unaudited)
Gross
			Gross		Unrealized
			Unrealized		Holding
	Carrying Value		Holding Gains		Losses		Fair Value

Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	15,276,092	Rs.	26,237	Rs.	(2,461)	Rs.	15,299,868
Equity securities		—		—		—		—
Debt securities		—		—		—		—

		15,276,092		23,776		—		15,299,868

Held-to-maturity:
Debt securities		—		—		—		—

		—		—		—		—

	Rs.	15,276,092	Rs.	23,776	Rs. —		Rs.	15,299,868

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of March 31, 2003

			Gross		Gross
			Unrealized		Unrealized
	Carrying Value		Holding Gains		Holding Losses		Fair Value

Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	7,813,400	Rs.	—	Rs.	—	Rs.	7,813,400
Equity securities		207		1,400		—		1,607
Debt securities		492,478		—		(15,068)		477,410

		8,306,085		1,400		(15,068)		8,292,417

Held-to-maturity:
Debt securities		47,952		—		—		47,952

		47,952		—		—		47,952

	Rs.	8,354,037	Rs.	1,400	Rs.	(15,068)	Rs.	8,340,369

     Dividends from available for sale securities during the six months ended September 30, 2003 was Rs. 320,518, and included in other income.

11.	Property, Plant and Equipment

     Property, plant and equipment consist of the following:

	As of September 30,				As of March 31,

	2002		2003		2003

	(unaudited)		(unaudited)
Land	Rs.	399,224	Rs.	530,037	Rs.	530,037
Buildings		1,830,112		2,738,283		2,210,427
Plant and machinery		6,050,872		7,385,229		6,569,392
Furniture, fixtures and equipment		1,344,734		1,750,884		1,551,629
Vehicles		489,484		668,486		566,714
Computer software for internal use		878,516		1,213,131		1,053,065
Capital work-in-progress		1,359,328		988,953		1,006,892

		12,352,270		15,275,003		13,488,156
Accumulated depreciation and amortization		(5,645,095)		(7,063,018)		(6,178,372)

	Rs.	6,707,175	Rs.	8,211,985	Rs.	7,309,784

     Depreciation expense for the six months ended September 30, 2002 and 2003, is Rs. 655,577 and Rs. 869,908 respectively. This includes Rs. 96,142 and Rs. 111,556 as amortization of capitalized internal use software, during the six months ended September 30, 2002 and 2003, respectively.

12.	Goodwill and Intangible Assets

     Information regarding the Company’s intangible assets acquired either individually or in a business combination consist of the following:

	As of September 30

	2002						2003

	(unaudited)						(unaudited)
	Gross						Gross
	carrying		Accumulated				carrying		Accumulated
	amount		amortization		Net		amount		amortization		Net
Technology-based intangibles	Rs.	34,000	Rs.	2,000	Rs.	32,000	Rs.	34,300	Rs.	6,790	Rs.	28,510
Customer-related intangibles		394,000		42,000		352,000		587,833		293,542		294,291
Marketing-related intangibles		32,000		3,000		29,000		84,309		21,630		62,679
Others		950		800		150		950		950		—

	Rs.	460,950	Rs.	47,800	Rs.	413,150	Rs.	707,392	Rs.	322,912	Rs.	384,480

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of March 31,

	2003

	Gross
	carrying		Accumulated
	amount		amortization		Net
Technology-based intangibles	Rs.	34,300	Rs.	4,790	Rs.	29,510
Customer-related intangibles		547,833		149,651		398,182
Marketing-related intangibles		34,300		11,630		22,670
Others		950		950		—

	Rs.	617,383	Rs.	167,021	Rs.	450,362

     The movement in goodwill balance is given below:

	Six months ended September 30,				Year ended March 31,

	2002		2003		2003

	(unaudited)		(unaudited)
Balance at the beginning of the period	Rs.	656,240	Rs.	5,186,617	Rs.	656,240
Goodwill relating to acquisitions consummated during the period		3,358,903		293,071		4,530,377
Effect of translation adjustments		—		(46,951)		—

Balance at the end of the period	Rs.	4,015,143	Rs.	5,432,737	Rs.	5,186,617

     Goodwill as of September 30, 2003 has been allocated to the following segments:

Segment	As of September 30, 2003

	(unaudited)
India and AsiaPac IT Services and Products	Rs.	656,240
Global IT Services and Products		4,776,497

	Rs.	5,432,737

13.	Other Current Liabilities

     Other current liabilities consist of the following:

	As of September 30,				As of March 31,

	2002		2003		2003

	(unaudited)		(unaudited)
Statutory dues payable	Rs.	368,109	Rs.	526,597	Rs.	406,013
Taxes payable		42,128		55,193		48,134
Warranty obligations		291,963		246,243		293,260
Others		34,926		153,065		47,866

	Rs.	737,126	Rs.	981,098	Rs.	795,273

The activity in warranty obligations is given below:

	Six months ended		Year ended
	September 30,		March 31,

	2003		2003

	(unaudited)
Balance at the beginning of the period	Rs.	293,260	Rs.	292,052
Additional provision during the period		80,443		299,154
Reduction due to payments		(127,460)		(297,946)

Balance at the end of the period	Rs.	246,243	Rs.	293,260

14.	Operating Leases

     The Company leases office and residential facilities under cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under such leases was Rs. 169,860 and Rs. 188,569 for the six months ended September 30, 2002 and 2003, respectively.

     Prepaid expenses as of March 31, 2003 , September 30, 2002 and 2003 include Rs. 211,331, Rs. 213,032 and Rs. 209,577 respectively, being prepaid operating lease rentals for lands obtained on lease for a period of 60 years. The prepaid expense is being charged over the lease term.

15.	Investments in Affiliates

Wipro GE Medical Systems (Wipro GE)

     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2003, September 30, 2002 and 2003, was Rs. 400,599, Rs. 559,671 and Rs. 344,268 respectively. The Company’s equity in the losses of Wipro GE for six months ended September 30, 2002 and 2003 was Rs. 212,178 and Rs. 56,331 respectively. During the six months ended September 30, 2002 the Company received dividends of Rs. 49,000 from Wipro GE.

WeP Peripherals

     The Company has accounted for its 39.7% and 40.5% interest as of September 30, 2002 and 2003 respectively, in WeP Peripherals by the equity method.

     The carrying value of the equity investment in WeP Peripherals as of March 31, 2003, September 30, 2002 and 2003, was Rs. 133,470, Rs.118,715 and Rs. 136,918 respectively. The Company’s equity in the income of WeP Peripherals for the six months ended September 30, 2002 and 2003 was Rs. 1,245 and Rs. 8,390 respectively. During the six months ended September 30, 2003 the Company received dividends of Rs. 4,942 from WeP Peripherals.

16.	Financial Instruments and Concentration of Risk

     Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments in liquid and short-term mutual funds and other investments securities, accounts receivable and inter-corporate deposits. The Company’s cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of the revenues/accounts receivable as of/for the six months ended September 30, 2002 and 2003.

     Derivative financial instruments. The Company enters into forward foreign exchange contracts, where the counterparty is a bank. The Company considers the risks of non-performance by the counterparty as non-material. The following table presents the aggregate contracted principal amounts of the Company’s derivative financial instruments outstanding:

	As of September 30,		As of March 31,

	2002	2003	2003

	(unaudited)	(unaudited)
Forward contracts	$77.8 million (sell)	$195.79 million (sell)	$113.5 million (sell)
	£2.5 million (sell)	£4.75 million (sell)	£2.5 million (sell)

     The foreign forward exchange contracts mature between one to seven months.

17.	Borrowings from Banks

     The Company has an Indian line of credit of Rs. 850,000 and a US line of credit of $ 9 million from its bankers for working capital requirements. Both the lines of credit are renewable annually. The Indian line of credit bears interest at the prime rate of the bank, which averaged 12.2% and 12.7% in the six months ended September 30, 2002 and 2003, respectively. The US line of credit bears interest at 60 basis points over the London Inter-Bank Offered Rate. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

18.	Long-term Debt

     Long-term debt consist of the following:

	As of September 30,				As of March 31,

	2002		2003		2003

	(unaudited)		(unaudited)
Rupee term loans from banks and financial institutions	Rs.	48,200	Rs.	28,200	Rs.	28,200
Less: Current portion		(20,000)		(28,200)		(28,200)

	Rs.	28,200	Rs.	—	Rs.	—

     All long-term debt is secured by a specific charge over the property, plant and equipment of the Company and contains certain financial covenants and restrictions on indebtedness.

     An interest rate profile of the long-term debt is given below:

	As of September 30,

	2002	2003

	(unaudited)	(unaudited)
Rupee term loans from banks and financial institutions	14.25%	13.25%

     A maturity profile of the long-term debt outstanding as of September 30, 2003, is set out below:

          Maturing in the year ending September 30:

	(unaudited)
2004	Rs.	28,200

	Rs.	28,200

19.	Equity Shares and Dividends

     The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

     Should the Company declare and pay dividend, such dividend will be paid in Indian rupees. Indian law mandates that any dividend, exceeding 10% of the equity shares, can be declared out of distributable profits only after the transfer of upto 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Dividend payments are also subject to applicable taxes.

     In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

20.	Retained Earnings

     The Company’s retained earnings as of March 31, 2003, September 30, 2002 and 2003, include restricted retained earnings of Rs. 259,538, which are not distributable as dividends under Indian company laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares.

     Retained earnings as of March 31, 2003, September 30, 2002 and 2003, also include Rs. 390,469, Rs. 583,786 and Rs. 337,586, respectively, of undistributed earnings in equity of affiliates.

21.	Other Income, Net

     Other income consists of the following:

	Six months ended September 30,

	2002		2003

	(unaudited)		(unaudited)
Interest income, net	Rs.	160,409	Rs.	26,852
Dividend income		—		320,518
Gain on sale of investment securities, net		214,774		—
Others		17,097		—

	Rs.	392,280	Rs.	347,370

22.	Shipping and Handling Costs

     Selling general and administrative expenses for the six months ended September 30, 2002 and 2003, include shipping and handling costs of Rs. 32,516 and Rs. 25,334 respectively.

23.	Income Taxes

     Income taxes have been allocated as follows:

	Six months ended September 30,

	2002		2003

	(unaudited)		(unaudited)
Continuing operations	Rs.	539,673	Rs.	517,059
Discontinued operations		(156,002)		—
Stockholders equity for:
Unrealized gains/loss on investment securities, net		(29,249)		7,941

Total income taxes	Rs.	354,422	Rs.	525,000

     Income taxes relating to continuing operations consist of the following:

	Six months ended September 30,

	2002		2003

	(unaudited)		(unaudited)
Current taxes
Domestic	Rs.	318,198	Rs.	228,765
Foreign		217,707		368,236

		535,905		597,001

Deferred taxes
Domestic		3,768		(19,062)
Foreign		—		(60,880)

		3,768		(79,942)

Total income tax expense	Rs.	539,673	Rs.	517,059

     Income taxes relating to discontinued division consist of the following:

	Six months
	ended
	September 30,

	2002

	(unaudited)
Current taxes	Rs.	(58,796)
Deferred taxes		(97,206)

Total income tax benefit	Rs.	(156,002)

24.	Employee Stock Incentive Plans

     Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity. 229,755, 511,080 and 213,700 shares held by employees as of March 31, 2003, September 30, 2002 and 2003 respectively, subject to vesting conditions are included in the outstanding equity shares.

     The movement in the shares held by the WERT is given below:

	Six months ended September 30,		Year ended March 31,

	2002	2003	2003

	(unaudited)	(unaudited)
Shares held at the beginning of the period	1,321,335	1,303,610	1,321,335
Shares granted to employees	(19,300)	—	(19,300)

	Six months ended September 30,		Year ended March 31,

	2002	2003	2003

	(unaudited)	(unaudited)
Grants forfeited by employees	375	—	1,575

Shares held at the end of the period	1,302,140	1,303,610	1,303,610

     Deferred compensation is amortized on a straight-line basis over the vesting period of the shares which ranges from 42 to 60 months. The amortization of deferred stock compensation, net of reversals, for the six months ended September 30, 2002 and 2003, was Rs. 33,921 and Rs. 38,936 respectively. The stock-based compensation has been allocated to cost of revenues and selling, general and administrative expenses as follows:

	Six months ended September 30,

	2002		2003

	(unaudited)		(unaudited)
Cost of revenues	Rs.	15,423	Rs.	12,844
Selling, general and administrative expenses		18,498		26,092

	Rs.	33,921	Rs.	38,936

     Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 5 million equity shares to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has not recorded, any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

     Stock option activity under the 1999 Plan is as follows:

	Six month period ended September 30, 2002 (unaudited)

						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual
	out of options	exercise prices		price		life(months)

Outstanding at the beginning of the period	1,563,708	Rs.	1,024 – 1,086	Rs.	1,085	43 months
	2,322,250		1,853 – 2,522		1,863	51 months
Forfeited during the period	(32,772)		1,086		1,086	—
	(62,950)		1,853		1,853	—
Exercised during the period	(30,507)		1,086		1,086	—

Outstanding at the end of the period	1,500,429		1,024 – 1,806		1,085	37 months
	2,259,300		1,853 – 2,522		1,863	45 months

Exercisable at the end of the period	380,107		1,024 – 1,086		1,084	37 months
	564,825	Rs.	1,853 – 2,522	Rs.	1,863	45 months

	Six month period ended September 30, 2003 (unaudited)

						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual
	out of options	exercise prices		price		life(months)

Outstanding at the beginning of the period	1,411,358	Rs.	1,024 – 1,086	Rs.	1,085	31 months
	2,213,020		1,853 – 2,522		1,863	39 months
Forfeited during the period	(49,978)		1,086		1,086	—
	(59,450)		1,853		1,853	—
Exercised during the period	(3,145)		1,086		1,086	—

Outstanding at the end of the period	1,358,235		1,024 – 1,086		1,085	25 months
	2,153,570		1,853 – 2,522		1,863	33 months

Exercisable at the end of the period	611,206		1,024 – 1,086		1,085	25 months
	969,107	Rs.	1,853 – 2,522	Rs.	1,863	33 months

     Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 25 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted an option to purchase equity shares of the Company subject to vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

     Stock option activity under the 2000 Plan is as follows:

	Six month period ended September 30, 2002 (unaudited)

						Weighted-
						average
						remaining
	Shares arising	Range of exercise		Weighted- average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	76,250	Rs.	1,032 – 1,532	Rs.	1,341	66 months
	5,726,331		1,586 – 2,375		1,596	60 months
	2,669,933		2,382 – 2,746		2,397	55 months
Granted during the period	86,300		1,268 – 1,531		1,501	57 months
	4,000		1,691		1,691	55 months
Forfeited during the period	(9,500)		1,032 – 1,418		1,377	—
	(92,450)		1,586 – 2,375		1,617	—
	(106,725)		2,382 – 2,651		2,394	—
Exercised during the period	(50)		1,269		1,269	—

Outstanding at the end of the period	153,000		1,032 – 1,532		1,429	58 months
	5,637,881		1,586 – 2,375		1,596	54 months
	2,563,208		2,382 – 2,746		2,397	49 months

Exercisable at the end of the period	5,693		1,032 – 1,418		1,380	59 months
	11,369		1,666 – 2,375		2,295	53 months
	384,481	Rs.	2,382 – 2,746	Rs.	2,397	49 months

	Six month period ended September 30, 2003 (unaudited)

						Weighted-
						average
						remaining
	Shares arising	Range of exercise		Weighted- average		contractual life
	out of options	prices		exercise price		(months)

Outstanding at the beginning of the period	94,950	Rs.	1,032 – 1,532	Rs.	1,374	53 months
	5,519,481		1,586 – 2,375		1,596	48 months
	2,486,083		2,382 – 2,746		2,396	43 months
Forfeited during the period	(2,750)		1,032 – 1,418		1,324	—
	(179,050)		1,586 – 2,375		1,603	—
	(106,350)		2,382 – 2,651		2,399	—

Outstanding at the end of the period	92,200		1,032 – 1,532		1,375	47 months
	5,340,431		1,586 – 2,375		1,596	43 months
	2,379,733		2,382 – 2,746		2,396	37 months

Exercisable at the end of the period	17,513		1,032 – 1,532		1,392	47 months
	1,070,965		1,586 – 2,375		1,598	43 months
	594,933	Rs.	2,382 – 2,746	Rs.	2,396	37 months

     Weighted average grant date fair values for options granted during the six months ended September 30, 2002 under the 2000 Plan, is Rs. 770.

     Stock Option Plan (2000 ADS Plan). In April 2000, the Company established the 2000 ADS Plan. Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 1.5 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying ADS on the grant date.

     Stock option activity under the 2000 ADS Plan is as follows:

	Six month period ended September 30, 2002 (unaudited)

				Weighted-
				average
			Weighted-	remaining
	Shares arising	Range of exercise	average exercise	contractual
	out of options	prices	price	life (months)

Outstanding at the beginning of the period	26,000	$20.75 – 25.90	$22.44	68 months
	621,450	34.90 – 41.375	38.29	54 months
Granted during the period	39,600	26.10 – 30.05	28.86	58 months
Forfeited during the period	(1,500)	29.30	29.30	—
	(2,900)	36.40	36.40	—

Outstanding at the end of the period	64,100	20.75 – 30.05	26.25	59 months
	618,550	34.90 – 41.375	38.30	47 months

Exercisable at the end of the period	450	25.90	25.90	58 months
	35,938	$35.77 – 41.375	$41.34	37 months

	Six month period ended September 30, 2003 (unaudited)

				Weighted-
				average
			Weighted-	remaining
	Shares arising out	Range of exercise	average exercise	contractual
	of options	prices	price	life (months)

Outstanding at the beginning of the period	83,800	$20.75 – 30.05	$25.98	55 months
	616,550	34.90 – 41.375	38.31	41 months
Forfeited during the period	(5,300)	$36.40 – 41.375	38.28	—

Outstanding at the end of the period	83,800	20.75 – 30.05	25.98	49 months
	611,250	34.90 – 41.375	38.31	35 months

Exercisable at the end of the period	7,025	20.75 – 30.05	25.78	47 months
	152,663	$34.90 – 41.375	$38.32	35 months

     Weighted average grant date fair values for options granted during the six months ended Septemebr 30, 2002 is $ 15.17.

     Wipro Spectramind Option Plan (Wipro Spectramind Plan). Prior to its acquisition by the Company, Wipro Spectramind had established the Wipro Spectramind Plan. Employees covered by the Wipro Spectramind Plan were granted options to purchase shares of Wipro Spectramind.

     As of the date of acquisition of Wipro Spectramind by the Company, options to purchase 17,462,520 shares were outstanding under the Wipro Spectramind Plan. As per the terms of the acquisition, the Company acquired/settled 7,960,704 options for cash. The cost of settlement of these options is included as a component of the purchase price of Wipro Spectramind. Out of the balance 9,501,816 outstanding options, the Company modified the vesting schedule/exercise period and increased the exercise price of 6,149,191 options. In accordance with FIN No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No.25) and EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FIN No. 44, the above modifications resulted in a new measurement of compensation cost at the date of modification. As the new exercise price was equal to the fair value of the underlying equity shares on the new measurement date, the Company has not recorded any additional compensation cost.

     Stock option activity under the Wipro Spectramind Plan is as follows:

	Six month period ended September 30, 2002 (unaudited)

						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)

Outstanding at the beginning of the period	443,182	Rs.	1 – 13	Rs.	8	9 months
	3,228,548		31		31	15 months
	6,149,191		57		57	29 months
Forfeited during the period	(19,338)		57		57	—
Outstanding at the end of the period	443,182		1 – 13		8	6 months
	3,228,548		31		31	12 months
	6,129,853		1 – 57		57	26 months

Exercisable at the end of the period	443,182		1 – 13		8	6 months

	Six month period ended September 30, 2003 (unaudited)

						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)

Outstanding at the beginning of the period	181,907	Rs.	1 – 13	Rs.	8	3 months
	3,157,372		31		31	6 months
	5,990,483		57		57	20 months
Forfeited during the period	(330,047)		57		57	—
Exercised during the period	(3,339,279)		1 – 31		29	—
Outstanding at the end of the period	5,660,436		57		57	14 months

Exercisable at the end of the period	812,031		57		57	14 months

     Options outstanding as at September 30, 2003, are covered by a share purchase feature that entitles the Company to repurchase the shares at fair value and gives the employee the right to sell the shares back to the Company at fair value. The Company and the employees can exercise this repurchase right only after six months of the date of option exercise. In accordance with FIN No. 44 and EITF Issue No. 00-23, this share repurchase feature does not result in variable accounting.

25.	Earnings Per Share

     A reconciliation of the net income and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Six months ended September 30,

	2002		2003

	(unaudited)		(unaudited)
Earnings
Income from continuing operations	Rs.	4,219,090	Rs.	4,074,456
Contingent issuances of subsidiaries		—		(16,025)

Income from continuing operations (adjusted for full dilution)		4,219,090		4,058,431

Losses of discontinued operations		(395,265)		—

Net income (adjusted for full dilution)	Rs.	3,823,825	Rs.	4,058,431

Equity shares
Weighted average number of equity shares outstanding		231,171,372		231,260,944
Effect of dilutive equivalent shares-stock options outstanding		355,403		—

Weighted average number of equity shares and equivalent shares outstanding		231,526,775		231,260,944

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.

     Options to purchase 5,852,444 and 11,985,819 equity shares were outstanding during the six months ended September 30, 2002 and 2003, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

26.	Employee Benefit Plans

     Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India. Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.

     Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.

     Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund. The Company has no further obligations under the plan beyond its monthly contributions.

     The Company contributed Rs. 224,862 and Rs. 311,652 to various defined contribution and benefit plans during the six months ended September 30, 2002 and 2003, respectively.

27.	Related Party Transactions

     The Company has the following transactions with related parties.

	Six months ended September 30,

	2002		2003

	(unaudited)		(unaudited)
Wipro GE:
Revenues from sale of computer equipment and administrative and management support services	Rs.	9,574	Rs.	47,215
Fees received for usage of trade mark		5,000		—
WeP Peripherals:
Revenues from sale of computer equipment and services		4,637		3,238
Fees received for usage of trade mark		26,508		22,040
Interest received on debentures		247		—
Payment for services		5,788		3,871
Purchase of printers		45,160		38,481
Azim Premji Foundation:
Revenues from sale of computer equipment and services		1,522		328
Principal shareholder:
Payment of lease rentals		600		600

     The Company has the following receivables from related parties, which are reported as other assets / other current assets in the balance sheet.

	As of September 30,				As of March 31,

	2002		2003		2003

	(unaudited)		(unaudited)
Wipro GE	Rs.	63,728	Rs.	68,524	Rs.	87,410
WeP Peripherals		20,892		23,794		14,472
Azim Premji Foundation		—		—		158
Security deposit given to Hasham Premji, a firm under common control		25,000		25,000		25,000

	Rs.	109,620	Rs.	117,318	Rs.	127,040

     The Company has the following payables to related parties, which are reported as other current liabilities in the balance sheet.

	As of September 30,				As of March 31,

	2002		2003		2003

	(unaudited)		(unaudited)
WeP Peripherals	Rs.	24,702	Rs.	11,043	Rs.	22,186
Wipro GE		17,665		—		—

	Rs.	42,367	Rs.	11,043	Rs.	22,186

28.	Commitments and Contingencies

     Capital commitments. As of March 31, 2003, September 30, 2002 and 2003, the Company had committed to spend approximately Rs. 321,410, Rs. 315,830 and Rs. 607,900 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

     Guarantees. As of March 31, 2003, September 30, 2002 and 2003, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers, and certain other agencies amount to Rs. 1,883,338, Rs. 1,225,816 and Rs. 1,593,815 respectively, as part of the bank line of credit.

     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of September 30, 2003, the Company has met all commitments required under the plan.

     Contingencies and lawsuits. Certain income-tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings.

     Additionally, the Company is involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

29.	Segment Information

     The Company is organized by segments, including Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’. Each of the segments has a Vice Chairman/Chief Executive Officer who reports to the Chairman of the Company. The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed.

     The Global IT Services and Products segment provides research and development services for hardware and software design to technology and telecommunication companies, software application development services to corporate enterprises and Business Process Outsourcing (BPO) services to large global corporations.

     In July 2002, the Company acquired Wipro Spectramind. The operations of Wipro Spectramind were initially organized as a new business segment named IT Enabled Services. This segment provided BPO services to large global corporations in the US, UK, Australia and other developed markets. From April 2003, the CODM evaluates Wipro Spectramind as an integral component of the Global IT Services and Products business segment. Consequently, from April 2003, Wipro Spectramind is included in the Global IT Services and Products segment.

     With effect from April 1, 2003, the CODM will evaluate all critical acquisitions separately for a period of time ranging from two to four quarters.

     In May 2003, the Company acquired Wipro Nervewire, which provides business and IT consulting services to customers in the financial services sector. The operations of Wipro Nervewire, which is a component of Global IT Services and Products, are currently reviewed by the CODM separately and have accordingly been reported separately.

     In April 2002, the Company established a new business segment named HealthScience, to address the IT requirements of the emerging healthcare and life sciences market. The healthcare and life sciences sector clients of the Global IT Services and Products segment were transferred to the newly established HealthScience segment. Further, Wipro Biomed, a business segment which was previously reported in ‘Others’, became a part of the HealthScience segment. In April 2003, the Company reorganized the HealthScience business segment, whereby all components of the HealthScience segment, except Wipro Biomed, were integrated with Global IT Services and Products business segment. Subsequent to the reorganization, Wipro Biomed is being reported in ‘Others’. Similarly, during the year ended March 31, 2003, certain other business segments previously reported in ‘Others’ were integrated with India and AsiaPac IT Services and Products segment.

     The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India, MiddleEast and AsiaPacific region.

     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.

     The results of operations for the discontinued ISP division were previously reported in ‘Others’. The segment information presented excludes these results of operations, which are now reported outside of continuing operations.

     ‘Others’ consist of business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.

     Segment data for previous periods has been reclassified on a comparable basis.

     Information on reportable segments is as follows:

	Six months ended September 30, 2002 (unaudited)

		India and
		AsiaPac IT
	Global IT	Services	Consumer
	Services and	and	Care and		Reconciling
	Products	Products	Lighting	Others	Items (2)	Entity Total

Revenues	13,617,145	3,937,334	1,435,331	713,162		19,702,972
Exchange rate fluctuations	252,315	(515)	547	—	(252,347)	—

Total revenues	13,869,460	3,936,819	1,435,878	713,162	(252,347)	19,702,972
Cost of revenues	(7,917,985)	(3,128,600)	(968,369)	(547,852)	—	(12,562,806)
Selling, general and administrative expenses	(1,745,777)	(633,441)	(235,518)	(82,510)	(37,842)	(2,735,088)
Research and development expenses	(77,632)	—	—	—	—	(77,632)
Amortization of intangible assets	(47,000)	—	—	—	(100)	(47,100)
Exchange rate fluctuations	—	—	—	—	239,957	239,957
Others, net	112	32,772	4,380	8,022	23,880	69,166

Operating income of segment	4,081,178	207,550	236,371	90,822	(26,452)	4,589,469

Total assets of segment (3)	17,723,459	3,749,143	1,022,916	1,058,421	14,653,950	38,207,889
Capital employed (3)	14,690,608	1,296,395	625,074	726,614	14,535,593	31,874,284
Return on capital employed (1), (3)	70%	37%	71%	—	—	—
Accounts receivable	4,806,815	1,797,679	141,688	328,929	—	7,075,111
Cash and cash equivalents and investments in liquid and short-term mutual funds	1,183,601	96,616	175,685	48,652	10,305,500	11,810,054
Depreciation	504,868	77,849	30,233	17,838	24,789	655,577

	Six months ended September 30, 2003 (unaudited)

	Global IT Services and Products						India and
							AsiaPac IT		Consumer
	IT Services		Wipro				Services and		Care and				Reconciling
	and Products		Nervewire		Total		Products		Lighting		Others		Items (2)	Entity Total

Revenues	Rs.	19,206,894	Rs.	238,541	Rs.	19,445,435	Rs.	3,251,259	Rs.	1,644,152	Rs.	857,283	—	Rs.	25,198,129
Exchange rate fluctuations		161,288		—		161,288		15,512		(232)		(730)	(175,838)		—

Total revenues		19,368,182		238,541		19,606,723		3,266,771		1,643,920		856,553	(175,838)		25,198,129
Cost of revenues		(12,180,503)		(222,122)		(12,402,625)		(2,427,553)		(1,058,631)		(611,306)	—		(16,500,115)
Selling, general and administrative expenses		(2,798,267)		(222,869)		(3,021,136)		(669,892)		(307,344)		(120,123)	(56,691)		(4,175,186)
Research and development expenses		(111,636)		—		(111,636)		—		—		—	—		(111,636)
Amortization of intangible assets		(140,097)		(12,895)		(152,992)		—		(2,899)		—	—		(155,891)
Exchange rate fluctuations		—		—		—		—		—		—	175,838		175,838
Others, net		5,843		—		5,843		25,347		(1,002)		3,775	18,340		52,303

Operating income of segment		4,143,522		(219,345)		3,924,177		194,673		274,044		128,899	(38,351)		4,483,442

Total assets of segment (3)		23,164,700		887,703		24,052,403		3,885,648		1,043,783		1,353,427	17,798,525		48,133,786
Capital employed (3)		18,846,612		735,781		19,582,593		1,388,121		522,016		975,648	17,709,730		40,177,908
Return on capital employed (1),(3)		44%		(60)%		41%		32%		93%		—	—		—
Accounts receivable		6,048,681		105,461		6,154,142		1,147,545		199,713		335,346	—		7,836,746
Cash and cash equivalents and investments in liquid and short-term mutual funds		1,022,466		187,754		1,210,220		190,962		181,341		283,033	15,588,924		17,454,480
Depreciation		707,523		13,365		720,888		72,833		33,363		18,951	23,873		869,908

(1)	Return on capital employed is computed based on the average of the capital employed at the beginning and at the end of the period.

(2)	Reconciling items include assets of the discontinued ISP division.

(3)	The total assets, capital employed and return on capital employed for the India and AsiaPac IT Services and Products segment excludes the impact of certain acquisition-related goodwill relating to the segment. This goodwill of Rs. 656,240 as of September 30, 2002 and 2003 has been reported as a component of reconciling items.

The Company has four geographic segments: India, the United States, Europe and Rest of the world.

Revenues from the geographic segments based on domicile of the customer is as follows:

	Six months ended September 30,

	2002		2003

	(unaudited)		(unaudited)
India	Rs.	5,858,922	Rs.	5,372,539
United States		9,057,003		13,871,951
Europe		3,776,232		4,944,662
Rest of the world		1,010,815		1,008,977

	Rs.	19,702,972	Rs.	25,198,129

30. Fair Value of Financial Instruments

     The fair values of the Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission, as well as the factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

     We are a leading global IT services company. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.

     In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the Indian markets for consumer products and lighting.

     We have three principal business segments:

•	Global IT Services and Products. Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan. The range of IT services include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, and research and development services in the areas of hardware and software design. In April 2003, we reorganized our business segments. As part of this reorganization, our IT-Enabled Services business segment, which was our subsidiary Wipro Spectramind Services Private Limited, or Wipro Spectramind, was consolidated into our Global IT Services and Products business segment. In addition, we eliminated our HealthScience segment, consolidating the IT services component of the HealthScience segment into our Global IT Services and Products business segment. We reclassified the remainder of our former HealthScience segment, Wipro Biomed, into Others for purposes of financial reporting.

     Pursuant to this reorganization, our Global IT Services and Products business segment now provides BPO services to clients in North America, Europe, Australia and other markets. Our Global IT services and Products segment also provides IT services to the healthcare and life sciences markets.

     In May 2003, we acquired Nervewire Inc, or Wipro Nervewire, which provides business and IT consulting services to customers in the financial services sector. The operations of Wipro Nervewire, which is a component of Global IT Services and Products, are reported separately.

     Our Global IT Services and Products segment accounted for 78% of our revenue and 88% of our operating income for the six months ended September 30, 2003.

• India and AsiaPac IT Services and Products. Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the requirements for IT products and services of companies in India, AsiaPacific and the Middle East region. Our India and AsiaPac IT Services and Products segment accounted for 13% of our revenue and 4% of our operating income for the six months ended September 30, 2003.

• Consumer Care and Lighting. We have various established brands and we leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. Our Consumer Care and Lighting segment accounted for 7% of our revenue and 6% of our operating income for the six months ended September 30, 2003.

     Our revenue and net income for the three months and six months ended September 30, 2002 and September 30, 2003 are provided below.

	Wipro Limited and Subsidiaries				Wipro Limited and Subsidiaries

	Three months ended September 30,				Six months ended September 30,

	2002		2003		2002		2003

	(in millions except earnings				(in millions except earnings per}
	per share data)				share data)
Revenue	Rs.	10,554	Rs.	13,506	Rs.	19,703	Rs.	25,198
Cost of revenue		6,755		9,008		12,563		16,500
Gross profit		3,799		4,498		7,140		8,698
Gross margins		36%		33%		36%		35%
Operating income		2,305		2,435		4,589		4,483
Loss on direct issue of stock by subsidiary		—		—		—		(176)
Income from continuing operations		2,135		2,294		4,219		4,074
Loss from discontinued operations, net of tax		(7)		—		(395)		—
Net income		2,128		2,294		3,824		4,074
Earnings per share (Continuing operations)
Basic		9.23		9.92		18.25		17.62
Diluted		9.23		9.87		18.22		17.55
Earnings per share (Net income)
Basic		9.20		9.92		16.54		17.62
Diluted		9.20		9.87		16.51		17.55

     We were involved in the corporate Internet services (ISP) business since 1999. For strategic reasons, we decided to concentrate on our core businesses and, as a result, in June 2002, we decided to exit this division and approved a formal plan of disposal. Under the plan, we have sold the customer contracts, disposed of the long-lived assets, settled the trade receivables and settled all outstanding vendor obligations, other than certain claims relating to one particular vendor. We are in negotiations with this vendor for settling these claims. The settlement of these claims will not have a material impact on our consolidated financial statements.

     Our corporate ISP business is an asset group and its operations qualify as a component of an entity. Because the operations and cash flows of the component were eliminated from our ongoing operations as a result of the disposal and we do not have any significant continuing involvement in the operations of the component after the disposal, the results of operations of our corporate ISP business were reported in discontinued operations during the six months ended September 30, 2002.

Acquisitions

Wipro Spectramind

     In July 2002, we acquired a controlling equity interest in Wipro Spectramind, a leading IT-enabled service provider in India providing remote processing services to large global corporations in the U.S., U.K., Australia and other developed markets. Consequent to this acquisition, we held 89% of the outstanding equity shares of Spectramind, acquired at a cost of Rs. 4,177 million. Subsequently, we acquired an additional 11% of the outstanding equity shares for Rs. 441 million. The results of operations of Wipro Spectramind have been consolidated in our financial statements with effect from July 1, 2002.

     As of March 31, 2003, we held 100% of the outstanding equity shares of Wipro Spectramind. Employees of Wipro Spectramind, however, were previously granted options to purchase equity shares in Wipro Spectramind, subject to vesting requirements. As of March 31, 2003, 9,329,762 shares were subject to outstanding employee stock options under the Wipro Spectramind option plan. During the six months ended September 30, 2003, 3,339,279 options were exercised at a weighted average exercise price of Rs. 29.41. As a result of these option exercises, our ownership interest in Wipro Spectramind has been reduced to 94.5%. Upon exercise of the outstanding but unexercised options, our equity interest in Wipro Spectramind on a fully diluted basis would be approximately 88%.

     In July 2003, we performed an annual impairment test of the goodwill arising from the acquisition of Wipro Spectramind. This impairment test did not indicate an impairment loss as the fair value of Wipro Spectramind exceeds the carrying value.

Wipro Healthcare IT Limited (Wipro Healthcare IT)

     In August 2002, we acquired a 60% equity interest in Wipro Healthcare IT, an India-based company engaged in the development of health care related software, and the technology rights in the business of Wipro Healthcare IT for an aggregate consideration of Rs. 181 million. On December 31, 2002, we acquired the balance of the 40% equity interest in Wipro Healthcare IT for an aggregate consideration of Rs. 97 million.

Global Energy Practice (GEP)

     In December 2002, we acquired the Global Energy Practice of American Management Systems for an aggregate consideration of Rs. 1,165 million. GEP has a team of domain experts and IT consultants providing specialized IT services to clients in the energy and utilities sector. This acquisition enhances our ability to deliver end-to-end IT solutions primarily in the areas of design and maintenance of complex billing and settlement systems for energy markets and systems and enterprise application integration services.

Wipro Nervewire

     In May 2003, we acquired Wipro Nervewire, a Massachusetts-based business and IT consulting company serving customers in the financial services sector, for consideration of Rs. 878 million. Through this acquisition, we intend to broaden the range of IT consulting services that we offer to include strategy and business case development, business requirements definition, IT strategy and program management and systems development and integration services to customers in the financial services sector.

     Our revenue and operating income by business segment are provided below for the three months and six months ended September 30, 2002 and September 30, 2003:

	Three months ended September 30,		Six months ended September 30,

	2002	2003	2002	2003

Revenue:
Global IT Services and Product	69%	77%	70%	78%
India and AsiaPac IT Services and Product	21	14	20	13
Consumer Care and Lighting	7	6	7	7
Others	3	3	3	2

	100%	100%	100%	100%

Operating Income:
Global IT Services and Product	88%	87%	89%	88%
India and AsiaPac IT Services and Product	6	5	5	4
Consumer Care and Lighting	5	6	5	6
Others	2	3	2	3
Reconciling items	(1)	(1)	(1)	(1)

	100%	100%	100%	100%

     The Others category in the table above includes our other lines of business such as Wipro Fluid Power and Wipro Biomed. As discussed previously, we reorganized our business segments in April 2003. We consolidated our IT-Enabled Services business segment into our Global IT Services and Products business segment. We also eliminated our HealthScience business segment, consolidating the IT services component of the HealthScience segment into our Global IT Services and Products business segment. As of April 2003, in connection with our reorganization of business segments, Wipro Biomed, which was earlier reported as part of HealthScience business segment for purposes of our financial reporting, is now being reported as part of Others. Corporate activities such as treasury, legal, accounting and human resources which do not qualify as operating segments under SFAS No. 131, have been considered as reconciling items. Reconciling items are net of common costs allocated to other business segments.

Global IT Services and Products

			Three months ended September 30, 2003

	Three months ended		IT Services and		Wipro
	September 30, 2002		Products		Nervewire		Total

	(in millions)
Revenue
Services	Rs.	7,226	Rs.	10,200	Rs.	120	Rs.	10,320
Products		91		26		—		26
Total		7,317		10,226		120		10,346
Cost of revenue
Services		(4,196)		(6,492)		(116)		(6,608)
Products		(54)		(22)				(22)
Total		(4,250)		(6,514)		(116)		(6,630)
Selling, general and administrative expenses		(947)		(1,370)		(106)		(1,476)
Research and development expenses		(38)		(54)				(54)
Amortization of intangibles		(47)		(69)		(8)		(77)
Others, net				4				4
Operating income		2,035		2,223		(110)		2,113
Revenue growth rate over prior period		29%		40%		—		41%
Operating margin		28%		22%		(92%)		20%

	Six months		Six months ended September 30, 2003
	ended
	September 30,		IT Services		Wipro
	2002		and Products		Nervewire		Total

	(in millions)
Revenue
Services	Rs.	13,743	Rs.	19,306	Rs.	239	Rs.	19,545
Products		126		62				62
Total		13,869		19,368		239		19,607
Cost of revenue						—
Services		(7,832)		(12,139)		(222)		(12,361)
Products		(86)		(42)		—		(42)
Total		(7,918)		(12,181)		(222)		(12,403)
Selling, general and administrative expenses		(1,746)		(2,798)		(223)		(3,021)
Research and development expenses		(77)		(112)		—		(112)
Amortization of intangibles		(47)		(140)		(13)		(153)
Others, net		—		6		—		6
Operating income		4,081		4,143		(219)		3,924
Revenue growth rate over prior period		28%		40%		—		41%
Operating margin		29%		21%		(92%)		20%

     Revenue from the services component of our Global IT Services and Products business segment consists of revenue from IT services and BPO services. Revenue from IT services is derived from technology and software services provided on either a time-and-materials or fixed-price, fixed-timeframe basis. Revenue from BPO services is derived from both time-based and unit-priced contracts. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from IT services provided on a time-and-materials basis is recognized in the period that services are provided and costs are incurred. Revenue from IT services provided through fixed-price, fixed-timeframe projects is recognized on a percentage of completion basis. Revenue from BPO services is recognized as services are performed under the specific terms of the contracts with our customers. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. Maintenance revenue is deferred and recognized ratably over the term of the agreement. To date, a substantial majority of our services revenue has been derived from time-and-materials projects. The proportion of revenue from fixed-price, fixed-timeframe projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.

     Global IT Services and Products revenue from products is derived primarily from the sale of third-party hardware and software products.

     The cost of revenue for services in our Global IT Services and Products segment consists primarily of compensation expenses, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling, general and administrative expenses consist primarily of sales, marketing, administrative expenses and allocated corporate overhead expenses associated with management, human resources, corporate marketing, information management systems, quality assurance and finance.

     The cost of revenue for products in our Global IT Services and Products segment primarily consists of the cost for products procured from third-party manufacturers.

     The revenue and profits for any period of our IT services is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of September 30, 2003, 71% of our professionals engaged in providing IT services were located in India. For the six months ended September 30, 2003, 42% of the revenue of our IT services were generated from work performed at our facilities in India.

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, Global IT Services and Products revenue, as reported in our statements of income, is Rs. 7,273 million and Rs. 10,222 million for the three months ended September 30, 2002 and September 30, 2003 and Rs. 13,617 million and Rs. 19,445 million for the six months ended September 30, 2002 and September 30, 2003 respectively.

India and AsiaPac IT Services and Products

	Three months ended September 30,				Six months ended September 30,

	2002		2003		2002		2003

	(in millions)				(in millions)
Revenue
Services	Rs.	553	Rs	672	Rs.	1,021	Rs.	1,258
Products		1,634		1,266		2,916		2,009
Total		2,187		1,938		3,937		3,267
Cost of revenue
Services		(278)		(360)		(530)		(670)
Products		(1,459)		(1,107)		(2,599)		(1,757)
Total		(1,737)		(1,467)		(3,129)		(2,427)
Selling, general and administrative expenses		(343)		(351)		(633)		(670)
Others, net		18		11		33		25
Operating income		125		131		208		195
Revenue growth rate over prior period		27%		(11%)		27%		(17%)
Operating margin		6%		7%		5%		6%

     Revenue of the services component of our India and AsiaPac IT Services and Products business segment is derived principally from hardware and software support, maintenance, software services, e-procurement services and consulting services. Revenue from the products component of our India and AsiaPac IT Services and Products segment is derived primarily from the sale of computers, networking equipment and related hardware products. Our business segment revenue includes the impact of exchange rate fluctuations. We recognize revenue from services, depending on the contract terms, over the contract period. Revenue on products is recognized on dispatch of the products to the customer. However, the revenue recognized for the product is limited to the amount that is not contingent upon the delivery or performance of installation of the product. In cases where existence of a contingent revenue provision results in recognizing a loss on the product delivered, we defer the revenues related to the product delivered.

     The cost of revenue for services in India and AsiaPac IT Services and Products consists primarily of compensation expenses, expenses on outsourced services and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for products in India and AsiaPac IT Services and Products consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We recognize these costs at the time of sale. However, in cases where existence of a contingent revenue provision results in recognizing a loss on the product delivered, we defer the costs related to the product delivered.

     Selling, general and administrative expenses for our India and AsiaPac IT Services and Products business segment are similar in type to those for our Global IT Services and Products business segment.

     Historically, in our India and AsiaPac IT Services and Products business segment, revenue from products has accounted for a substantial majority of revenue and a much smaller portion of operating income. Our strategy in the

IT market in India and AsiaPacific region is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, Internet and e-commerce applications.

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 2,187 million and Rs. 1,931 million for the three months ended September 30, 2002 and September 30, 2003, and Rs. 3,937 million and Rs. 3,251 million for the six months ended September 30, 2002 and September 30, 2003, respectively.

Consumer Care and Lighting

	Three months ended				Six months ended
	September 30,				September 30,

	2002		2003		2002			2003

	(in millions)				(in millions)
Revenue	Rs.	720	Rs.	861	Rs.	1,436	Rs.	1,644
Cost of revenue		(493)		(565)		(968)		(1,059)
Selling, general and administrative expenses		(117)		(154)		(236)		(307)
Amortization of Intangibles		—		(3)		—		(3)
Others, net		2		(4)		4		(1)
Operating income		112		138		236		274
Revenue growth rate over prior period		(3%)		20%		(2%)		14%
Operating margin		16%		16%		16%		17%

     We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins and continue generating positive operating cash flows. Revenue in this segment may fluctuate as commodity prices change and as we emphasize profitability and cash generation over volume sales.

     We recognize revenue from product sales at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as overheads for factories. Selling, general and administrative expenses are similar in type to those for our other business segments.

Amortization of Deferred Stock Compensation

     We have amortized deferred stock compensation expenses of Rs. 34 million and Rs. 39 million for the six months ended September 30, 2002 and September 30, 2003 respectively, in connection with equity shares issued to our employees pursuant to our Wipro Equity Reward Trust. We use the intrinsic value based method of APB Opinion No. 25 and record a deferred stock compensation expense for the difference between the sale price of equity shares and the fair value as determined by quoted market prices of our equity shares on the date of grant. The deferred stock compensation is amortized on a straight-line basis over the vesting period of the equity shares, which ranges from four to five years.

     The stock compensation charge has been allocated to cost of revenue and selling, general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.

     The allocation is as follows:

	Three months ended				Six months ended
	September 30,				September 30,

	2002		2003		2002		2003

	(in millions)				(in millions)
Cost of revenue	Rs.	7	Rs.	6	Rs.	15	Rs.	13
Selling, general and administrative expenses		10		4		19		26

	Rs.	17	Rs.	10	Rs.	34	Rs.	39

Amortization of Intangible Assets

     Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 47 million for the six months ended September 30, 2002 and Rs. 156 million for the six months ended September 30, 2003.

Foreign Exchange Gains, net

     Exchange rate fluctuation consists of the difference between the rate of exchange at which a transaction is recorded and the rate of exchange on the date the transaction is settled, the gains and losses on revaluation of foreign currency assets and liabilities outstanding at the end of a period. Additionally, gains and losses resulting from valuing foreign currency forward contracts at fair value at the end of a period is also reported in foreign exchange gains, net.

Others, net

     Others, net, include net gains on the sale of property, plant, equipment, and other operating income.

Loss on Direct Issue of Stock by Subsidiary

     As of March 31, 2003, Wipro Spectramind had 9,329,762 equity shares subject to outstanding employee stock options under the Wipro Spectramind option plan. During the six months ended September 30, 2003, 3,339,279 options were exercised at a weighted average exercise price of Rs. 29.41.

     As a result of these option exercises, our ownership interest in Wipro Spectramind was reduced from 100% to 94.5%. The exercise price for these options was less than our carrying value per share. Accordingly, the exercise resulted in a decline in the carrying value of our ownership interest by Rs. 176 million. In accordance with our accounting policies, we have included this decline in carrying value in the statement of income as a loss on the direct issue of stock by subsidiary.

     Of the 3,339,279 shares issued upon these option exercises, 3,157,372 shares are subject to repurchase rights that allow us to repurchase these shares at fair value. The rights also give the employee the right to sell the shares back to us at fair value. Employees can exercise this repurchase right after six months from the date of their option exercise. Similarly, we can also exercise this repurchase right after six months from the date of an employee’s option exercise.

Other Income, net

     Our other income includes interest income on short-term investments, net of interest expense on short-term and long-term debt, dividend income and realized gains/losses on the sale of investment securities.

Equity in Earnings/Losses of Affiliates

     Wipro GE Medical Systems Ltd. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Limited, a venture where General Electric, USA holds the balance 51%.

     WeP Peripherals Ltd. (WeP). We hold a 40.5% equity interest in WeP Peripherals Ltd.

Income Taxes

     Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

     Currently, we benefit from tax holidays the Government of India gives to the export of information technology services from specially designated “Software Technology Parks” in India. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities.

     These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for the operation of our Indian facilities, all of which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones;” and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. As a result of these two tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the six months ended September 30, 2002 and 2003, without accounting for the double taxation treaty set-offs, our tax benefits were Rs 1,392 million and Rs 1,507 million respectively, from such tax incentives.

     The Finance Act, 2000 phases out the 10-year tax holiday over a ten year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up on or before March 31, 2000, have a 10-year tax holiday, new facilities set up on or before March 31, 2001, have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.

     The Finance Act, 2000 also restricts the scope of the tax exemption to export income earned by software development centers that are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” as compared to the earlier exemption which was available to business profits earned by them. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years beginning on April 1, 2000. Additionally, the Finance Act, 2002 had subjected 10% of all income derived from services located in “ Software Technology Parks” to income tax for a one-year period ending March 31, 2003.

     For the six months ended September 30, 2003, our effective tax rate was 11.2% and our Indian statutory tax rate for the same period was 35.9%. When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability.

     Results of Operations

     Three months ended September 30, 2003 and 2002

     Revenue. Our total revenue increased by 28% from Rs. 10,554 million for the three months ended September 30, 2002 to Rs.13,506 million for the three months ended September 30, 2003. Revenue from Wipro Nervewire, the business acquired in May 2003, have contributed to a 1% increase in our total revenue. Our remaining 27% of revenue growth was driven primarily by a 40%, 20% and 9% increase in revenue from Global IT Services and Products (excluding Wipro Nervewire), Consumer Care and Lighting and Others, respectively. This was partially offset by a 11% decline in the revenue from India and AsiaPac IT Services and Products.

     Global IT Services and Products revenue increased by 41% from Rs. 7,317 million for the three months ended September 30, 2002 to Rs.10,346 million for the three months ended September 30, 2003. This increase is attributable primarily to two factors. First, we acquired Wipro Nervewire in May 2003, and its revenue is included in our reporting for this business segment. Excluding revenue of Rs.120 million for Wipro Nervewire for the three months ended September 30, 2003, Global IT Services and Products revenue increased by 40% from Rs. 7,317 million for the three months ended September 30, 2002 to Rs. 10,226 million for the three months ended September 30, 2003. Second, the increase in revenue of our Global IT Services and Products business segment was also attributable to a 54% increase in revenue from enterprise services, a 25% increase in revenue from technology services and a 136% increase from BPO services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided in the area of enterprise applications. The increase in revenue from technology services was primarily driven by increased revenue from services provided in the areas of design and development of embedded software solutions to consumer electronics, automotive and computer hardware manufacturing companies and an increase in revenue from our Telecom and Internetworking division. Revenue from BPO services increased primarily due to increase in the number of clients and increase in the scope and volume of services provided to the clients.

     In our Global IT Services and Products business segment we added 35 new clients, excluding new clients added by Wipro Nervewire, during the three months ended September 30, 2003. The total number of clients that individually accounted for over $1 million run rate in revenue increased from 93 as of three months ended September 30, 2002 to 127 as of three months ended September 30, 2003.

     India and AsiaPac IT Services and Products revenue declined by 11% from Rs. 2,187 million for the three months ended September 30, 2002 to Rs. 1,938 million for the three months ended September 30, 2003. Revenue from the products component of our India and AsiaPac IT Services and Products business segment declined by 23% from Rs. 1,634 million for the three months ended September 30, 2002 to Rs. 1,266 million for the three months ended September 30, 2003. The decline in revenue from products was primarily due to a decline in revenue from traded products of 21% and a decline in revenue of manufactured products of 26%. Revenue from the services component of our India and AsiaPac IT Services and Products business segment grew by 22% from Rs. 553 million in the three months ended September 30, 2002 to Rs. 672 million in the three months ended September 30, 2003.

     Consumer Care and Lighting revenue increased by 20% from Rs. 720 million for the three months ended September 30, 2002 to Rs. 862 million for the three months ended September 30, 2003, primarily as a result of an increase in the sales of soap products.

     Revenue from Others increased by 30% from Rs. 374 million for the three months ended September 30, 2002 to Rs. 485 million for the three months ended September 30, 2003. This was primarily due to a 28% increase in the revenues from sale of hydraulic cylinders and tipping gear systems in our fluid power business.

     Cost of revenue. As a percentage of total revenue, cost of revenue increased from 64% for the three months ended September 30, 2002 to 67% for the three months ended September 30, 2003. This increase is primarily as a result of an increase in our cost of revenue for the services component of our Global IT Services and Products segment including cost of revenues of Wipro Nervewire from 58% for the three months ended September 30, 2002 to 64% for the three months ended September 30, 2003. This is partially offset by an increase in the proportion of revenue from Global IT Services and Products, which typically has a higher gross margin compared to our other business segments. Revenue from Global IT Services and Products increased from 69% of total revenue for the three months ended September 30, 2002 to 77% of total revenue for the three months ended September 30, 2003. Cost of revenue in India and AsiaPac IT Services and Products declined from 79% for the three months ended September 30, 2002 to 76% of revenue for three months ended September 30, 2003. Cost of revenue in Consumer Care and Lighting declined from 68% for the three months ended September 30, 2002 to 66% of revenue for the three months ended September 30, 2003.

     The cost of revenue of Global IT Services and Products, excluding cost of revenue of Wipro Nervewire, has increased by 6% from 58% of revenue for the three months ended September 30, 2002 to 64% of revenue in the three months ended September 30, 2003. This increase is primarily due to a 4% decline in our offshore billing rates, a 6% increase in the proportion of services rendered onsite and an increase in the number of independent consultants hired for specific assignments. The increase is partially offset by a 3% increase in IT professional utilization rates from 67% in the three months ended September 30, 2002 to 70% in the three months ended September 30, 2003 and a 4% increase in our onsite billing rates.

     Cost of revenue as a percentage of revenue was 97% for Wipro Nervewire. Cost of revenue of our Global IT Services and Products segment includes Rs. 116 million for Wipro Nervewire.

     As a percentage of India and AsiaPac IT Services and Products revenue, cost of revenue for the products component of this business segment decreased by 2% from 89% for the three months ended September 30, 2002 to 87% for the three months ended September 30, 2003. This decrease was primarily due to a 3% increase in gross margins of manufactured traded products, partially offset by a 1% decline in gross margins of traded products.

     As a percentage of India and AsiaPac IT Services and Products revenue, cost of revenue for the services component of this business segment increased by 4% from 50% for the three months ended September 30, 2002 to 54% for the three months ended September 30, 2003. This increase was primarily due to a lower gross margins in our application development and maintenance services partially offset by increase in the proportion of revenues from consulting services which typically have higher gross margins compared to other services.

     As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue declined by 2% from 68% for the three months ended September 30, 2002 to 66% for the three months ended September 30, 2003. This decrease was primarily due to an increase in the proportion of revenue from soap products, which typically have a higher gross margin compared to other products.

     As a percentage of revenue, cost of revenue from Others declined marginally by 2% from 74% for the three months ended September 30, 2002 to 72% for the three months ended September 30, 2003.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by 40% from Rs. 1,479 million for the three months ended September 30, 2002 to Rs. 2,076 million for the three months ended September 30, 2003. The total increase in selling, general and administrative expenses of Rs. 597 million was attributable to an increase of Rs. 529 million in Global IT Services and Products, Rs. 8 million in India and AsiaPac IT Services and Products, Rs. 37 million in Consumer Care and Lighting and Rs. 22 million in Others.

     Selling, general and administrative expenses for our Global IT Services and Products business segment increased by 56% from Rs. 947 million for the three months ended September 30, 2002 to Rs. 1,476 million for the three months ended September 30, 2003. We acquired Wipro Nervewire in May 2003, and its selling, general and administrative expenses, totaling Rs. 106 million, are included in our reporting for this business segment. Selling, general and administrative expenses for our Global IT Services and Products business segment, excluding Wipro Nervewire, increased by 45% from Rs. 947 million for the three months ended September 30, 2002 to Rs. 1,370 million for the three months ended September 30, 2003. This increase is primarily due to an increased focus on promoting the IT Services brand, an increase in the number of sales and marketing personnel from 125 in the three months ended September 30, 2002 to 175 in the three months ended September 30, 2003, and an increase in the proportion of local hires, who typically have a higher remuneration package, in our sales and marketing team.

     Selling, general and administrative expenses for our India and AsiaPac IT Services and Products business segment increased by 2% from Rs. 343 million for the three months ended September 30, 2002 to Rs. 351 million for the three months ended September 30, 2003. This was primarily due to an increase in the number of sales and marketing personnel for this business segment.

     Selling, general and administrative expenses for Consumer Care and Lighting increased by 32% from Rs. 117 million for the three months ended September 30, 2002 to Rs. 154 million for the three months ended September 30, 2003. This was primarily due to the increase in sales promotion expenses for this business segment.

     Selling, general and administrative expenses for Others, increased by 30% from Rs. 73 million for the three months ended September 30, 2002 to Rs.95 million for the three months ended September 30, 2003. This increase was primarily due to increase in expenditure on brand promotion initiatives.

     Operating income. As a result of foregoing factors, operating income increased by 6% from Rs. 2,305 million for the three months ended September 30, 2002 to Rs. 2,435 million for the three months ended September 30, 2003. Operating income of Global IT Services and Products increased by 4% from Rs 2,035 million for the three months ended September 30, 2002 to Rs 2,113 million for the three months ended September 30, 2003. Operating income of Global IT Services and Products for the three months ended September 30, 2003 includes Rs. 110 million of operating loss from Wipro Nervewire. Operating income of India and AsiaPac IT Services and Products increased by 5% from Rs. 125 million for the three months ended September 30, 2002 to Rs. 131 million for the three months ended September 30, 2003. Operating income of Consumer Care and Lighting increased by 23% from Rs. 112 million for the three months ended September 30, 2002 to Rs. 138 million for the three months ended September 30, 2003.

     Other income, net. Other income, net, increased from Rs. 132 million in the three months ended September 30, 2002 to Rs. 181 million for the three months ended September 30, 2003. The increase in other income was due to higher yields on our investments on account of repatriation of all the foreign currency investments to India and the impact of rupee appreciation in the three months ended September 30, 2002 on realized gains on investment securities denominated in foreign currency.

     Income taxes. Income taxes increased by 10% from Rs. 286 million for the three months ended September 30, 2002 to Rs. 316 million for the three months ended September 30, 2003. Our effective tax rate remained constant at 12% in the three months ended September 30, 2002 and the three months ended September 30, 2003. The provision for income taxes for the interim periods is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year. The Finance Act, 2002 had subjected 10% of all income derived from services located in “Software Technology Parks” to income tax for a one year period ending March 31, 2003 and consequently in the three months ended September 30, 2002 10% of all income derived from services located in “Software Technology Parks” was subject to income tax. For the three months ended September 30, 2003 income derived from services located in “Software Technology Parks” is not subject to income tax. In the three months ended September 30, 2003, the benefit of this exemption is offset by the increase in the proportion of income that is subject to tax in foreign countries and a revision in the estimate of the effective tax rate expected to be applicable for the year ended March 31, 2004.

     Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the three months ended September 30, 2003 was Rs. 6 million against loss of Rs. 5 million for the three months ended September 30, 2002.

     Income from continuing operations. As a result of the foregoing factors, income from continuing operations increased by 7% from Rs. 2,135 million for the three months ended September 30, 2002 to Rs. 2,294 million for the three months ended September 30, 2003.

     Discontinued operations. The results of operations of the Corporate ISP division are reported in discontinued operations for the prior period in our consolidated financial statements.

     Six months ended September 30, 2003 and 2002

     Revenue. Our total revenue increased by 28% from Rs. 19,703 million for the six months ended September 30, 2002 to Rs. 25,198 million for the six months ended September 30, 2003. Revenues from Wipro Nervewire, the business acquired in May 2003, have contributed to a 1% increase in our total revenue. Our remaining 27% of revenue growth was driven primarily by a 40%, 14% and 48% increase in revenue from Global IT Services and Products (excluding Wipro Nervewire), Consumer Care and Lighting and Others, respectively. This was partially offset by 17% decline in the revenue from India and AsiaPac IT Services and Products.

     Global IT Services and Products revenue increased by 41% from Rs. 13,869 million for the six months ended September 30, 2002 to Rs.19,607 million for the six months ended September 30, 2003. This increase is attributable primarily to three factors. First, revenue from Wipro Spectramind, which we acquired in July 2002, is being reported as part of our Global IT Services and Products business segment beginning with April 1, 2003. Revenue from BPO services increased primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to the clients. Second, we acquired Wipro Nervewire in May 2003, and its revenue is included in our reporting for this business segment. Excluding revenue of Rs.239 million for Wipro Nervewire for the six months ended September 30, 2003, Global IT Services and Products revenue increased by 40% from Rs. 13,869 million for the six months ended September 30, 2002 to Rs. 19,368 million for the six months ended September 30, 2003.Third, the increase in revenue of our Global IT Services and Products business segment was also attributable to a 51% increase in revenue from enterprise services and a 22% increase in revenue from technology services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided in the area of enterprise applications. The increase in revenue from technology services was primarily driven by increased revenue from services provided in the areas of design and development of embedded software solutions to consumer electronics, automotive and computer hardware manufacturing companies and increase in revenue from our Telecom and Internetworking division.

     In our Global IT Services and Products business segment we added 71 new clients, excluding new clients added by Wipro Nervewire, during the six months ended September 30, 2003. The total number of clients that individually accounted for over $1 million run rate in revenue increased from 93 as of six months ended September 30, 2002 to 127 as of six months ended September 30, 2003

     India and AsiaPac IT Services and Products revenue declined by 17% from Rs. 3,937 million for the six months ended September 30, 2002 to Rs. 3,267 million for the six months ended September 30, 2003. Revenue from the products component of our India and AsiaPac IT Services and Products business segment declined by 31% from Rs. 2,916 million for the six months ended September 30, 2002 to Rs. 2,009 million for the six months ended September 30, 2003. The decline in revenue from products was primarily due to a decline in revenue from traded products of 35% and a decline in revenue of manufactured products of 22%. Revenue from the services component of our India and AsiaPac IT Services and Products business segment grew by 23% from Rs. 1,021 million in the six months ended September 30, 2002 to Rs. 1,258 million in the six months ended September 30, 2003.

     Consumer Care and Lighting revenue increased by 15% from Rs. 1,436 million for the six months ended September 30, 2002 to Rs. 1,644 million for the six months ended September 30, 2003, primarily as a result of an increase in the sales of soap products.

     Revenue from Others increased by 20% from Rs. 713 million for the six months ended September 30, 2002 to Rs. 857 million for the six months ended September 30, 2003. This was primarily due to a 26% increase in the revenues from sale of hydraulic cylinders and tipping gear systems in our fluid power business.

     Cost of revenue. As a percentage of total revenue, cost of revenue increased from 64% for the six months ended September 30, 2002 to 65% for the six months ended September 30, 2003. This increase is primarily a result of an increase in our cost of revenue for the services component of our Global IT Services and Products segment from 57% for the six months ended September 30, 2002 to 63% for the six months ended September 30, 2003. This is partially offset by an increase in the proportion of revenue from Global IT Services and Products, which typically has a higher gross margin compared to our other business segments. Revenue from Global IT Services and Products increased from 70% of total revenue for the six months ended September 30, 2002 to 78% of total revenue for the six months ended September 30, 2003. Wipro Spectramind, the business we acquired in July 2002, is reported as part of Global IT Services and Products for the six months ending September 30, 2003. Cost of revenue in India and AsiaPac IT Services and Products declined from 79% for the six months ended September 30, 2002 to 74% of revenue for six months ended September 30, 2003. Cost of revenue in Consumer Care and Lighting declined from 67% for the six months ended September 30, 2002 to 64% of revenue for the six months ended September 30, 2003.

     The cost of revenue of Global IT Services and Products, excluding cost of revenue of Wipro Wipro Nervewire, has increased by 6% from 57% of revenue for the six months ended September 30, 2002 to 63% of revenue in the six months ended September 30, 2003. Cost of revenue from Wipro Spectramind, which we acquired in July 2002, is being reported as part of Global IT Services and Products beginning with April 1, 2003. This increase is primarily due to a 5% decline in our offshore billing rates, a 6% increase in the proportion of services rendered onsite and an increase in the number of independent consultants hired for specific assignments. The increase is partially offset by a 3% increase in IT professional utilization rates from 66% in the six months ended September 30, 2002 to 69% in the six months ended September 30, 2003 and a 4% increase in our onsite billing rates.

     Cost of revenue as a percentage of revenue was 93% for Wipro Nervewire. Cost of revenue of our Global IT Services and Products segment includes Rs. 222 million for Wipro Nervewire.

     As a percentage of India and AsiaPac IT Services and Products revenue, cost of revenue for the products component of this business segment decreased by 2% from 89% for the six months ended September 30, 2002 to 87% for the six months ended September 30, 2003. This decrease was primarily due to a 3% increase in gross margins of manufactured products, partially offset by a 1% decline in gross margins of traded products.

     As a percentage of India and AsiaPac IT Services and Products revenue, cost of revenue for the services component of this business segment increased marginally by 1% from 52% for the six months ended September 30, 2002 to 53% for the six months ended September 30, 2003.

     As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue declined by 3% from 67% for the six months ended September 30, 2002 to 64% for the six months ended September 30, 2003. This decrease was primarily due to an increase in the proportion of revenue from soap products, which typically have a higher gross margin compared to other products.

     As a percentage of revenue, cost of revenue from Others decreased by 6% from 77% for the six months ended September 30, 2002 to 71% for the six months ended September 30, 2003. This decline is primarily due to inventory write downs in the six months ended September 30, 2002 in our Wipro Biomed business. Additionally, a portion of our costs, primarily, compensation costs, occupancy charges and depreciation of equipment, in our Fluid Power business is fixed in nature. These costs do not increase in proportion to the increase in revenues.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by 53% from Rs. 2,735 million for the six months ended September 30, 2002 to Rs. 4,175 million for the six months ended September 30, 2003. The total increase in selling, general and administrative expenses of Rs. 1,440 million was attributable to an increase of Rs. 1,275 million in Global IT Services and Products, Rs. 36 million in India and AsiaPac IT Services and Products, Rs. 72 million in Consumer Care and Lighting and Rs. 56 million in Others.

     Selling, general and administrative expenses for our Global IT Services and Products business segment increased by 73% from Rs. 1,746 million for the six months ended September 30, 2002 to Rs. 3,021 million for the six months ended September 30, 2003. We acquired Wipro Nervewire in May 2003, and its selling, general and administrative expenses, totaling Rs. 223 million, are included in our reporting for this business segment. Selling, general and administrative expenses for our Global IT Services and Products business segment, excluding Wipro Nervewire, increased by 60% from Rs. 1,746 million for the six months ended September 30, 2002 to Rs. 2,798 million for the six months ended September 30, 2003. Selling, general and administrative expenses include selling, general and administrative expenses of Wipro Spectramind, which we acquired in July 2002. Wipro Spectramind is being reported as part of our Global IT Services and Products business segment beginning with April 1, 2003. This increase is primarily due to increased brand promotion related expenses in order to focus on increasing brand awareness among target clients, an increase in the number of sales and marketing personnel from 125 in the six months ended September 30, 2002 to 175 in the six months ended September 30, 2003, and an increase in the proportion of local hires, who typically have a higher remuneration package, in our sales and marketing team.

     Selling, general and administrative expenses for our India and AsiaPac IT Services and Products business segment increased by 6% from Rs. 633 million for the six months ended September 30, 2002 to Rs. 670 million for the six months ended September 30, 2003. This was primarily due to an increase in the number of sales and marketing personnel.

     Selling, general and administrative expenses for Consumer Care and Lighting increased by 30% from Rs. 236 million for the six months ended September 30, 2002 to Rs. 307 million for the six months ended September 30, 2003. This was primarily due to increase in sales promotion expenses.

     Selling, general and administrative expenses for Others, increased by 48% from Rs. 120 million for the six months ended September 30, 2002 to Rs.177 million for the six months ended September 30, 2003. This increase was primarily due to increase in expenditure on brand promotion initiatives.

     Operating income. As a result of foregoing factors, operating income declined by 2% from Rs. 4,589 million for the six months ended September 30, 2002 to Rs. 4,483 million for the six months ended September 30, 2003. Operating income of Global IT Services and Products declined by 4% from Rs 4,081 million for the six months ended September 30, 2002 to Rs 3,924 million for the six months ended September 30, 2003. Operating income of Global IT Services and Products for the six months ended September 30, 2003 includes Rs. 219 million of operating loss from Wipro Nervewire. Operating income of India and AsiaPac IT Services and Products declined by 6% from Rs. 208 million for the six months ended September 30, 2002 to Rs. 195 million for the six months ended September 30, 2003. Operating income of Consumer Care and Lighting increased by 16% from Rs. 236 million for the six months ended September 30, 2002 to Rs. 274 million for the six months ended September 30, 2003.

     Other income, net. Other income, net, decreased from Rs. 392 million in the six months ended September 30, 2002 to Rs. 347 million for the six months ended September 30, 2003. The decline in other income was due to the impact of rupee depreciation on the realized gains on investment securities denominated in foreign currency in the six months ended September 30, 2002 partially offset by higher yields on our investments.

     Income taxes. Income taxes declined by 4% from Rs. 540 million for the six months ended September 30, 2002 to Rs. 517 million for the six months ended September 30, 2003. Our effective tax rate remained constant at 11% in the six months ended September 30, 2002 and the six months ended September 30, 2003. The provision for income taxes for the interim periods is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year. The Finance Act, 2002 had subjected 10% of all income derived from services located in “Software Technology Parks” to income tax for a one year period ending March 31, 2003 and consequently in the six months ended September 30, 2002 10% of all income derived from services located in “Software Technology Parks” was subject to income tax. For the six months ended September 30, 2003 income derived from services located in “Software Technology Parks” is not subject to income tax. In the six months ended September 30, 2003, the benefit of this exemption is offset by the increase in the proportion of income that is subject to tax in foreign countries and a revision in the estimate of the effective tax rate expected to be applicable for the year ended March 31, 2004.

     Equity in earnings/losses of affiliates. Equity in losses of affiliates for the six months ended September 30, 2003 was Rs. 48 million against losses of Rs. 211 million for the six months ended September 30, 2002. Equity in the losses of affiliates is primarily attributable to Wipro GE. Equity in the losses of Wipro GE was Rs. 211 million for the six months ended September 30, 2002 and Rs. 56 million for the six months ended September 30, 2003. The losses in Wipro GE were primarily due to an increase in input costs and a decline in average selling prices of products.

     Income from continuing operations. As a result of the foregoing factors, income from continuing operations declined by 3% from Rs. 4,219 million for the six months ended September 30, 2002 to Rs. 4,074 million for the six months ended September 30, 2003.

     Discontinued operations. The results of operations of the Corporate ISP division are reported in discontinued operations for the prior period in our consolidated financial statements.

Liquidity and Capital Resources

     As of September 30, 2003, we had cash and cash equivalents of Rs. 2,155 million, investments in liquid and short- term mutual funds of Rs. 15,300 million and an unused line of credit of Rs. 850 million in India. To utilize the line of credit we need to comply with certain financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows, and, to a limited extent, through bank loans.

     We believe that cash generated from operations along with the net proceeds of Rs. 5,803 million ($124.96 million) from our initial U.S. public offering (IPO) in October 2000 will be sufficient to satisfy our currently foreseeable working capital and capital expenditure requirements. The proceeds were invested in money market instruments. Currently we have utilized Rs. 4,810 million ($101.7 million) from the proceeds of our IPO for acquisitions. In the six months ended September 30, 2003, the remaining portion of the net proceeds from our initial U.S. public offering in October 2000 was brought back to India for meeting the current working capital and capital expenditure requirements.

     Cash provided by operating activities for the six months ended September 30, 2003 was Rs. 5,090 million. Profit before charge for depreciation and amortization and loss on direct issue of subsidiary is Rs. 5,276 million, which is partially offset by an increase in the net operating assets and liabilities of Rs. 214 million. The increase in net operating assets and liabilities was primarily due to increase in earnings in excess of billings of contracts in progress of Rs. 736 million and an increase in inventories of Rs. 484 million. The increase in inventories was primarily due to an increase in the stock of traded products in our India and AsiaPac IT Services and Products business. The increase in earnings in excess of billings of contracts in progress was primarily due to our Global IT Services and Products business performing a higher proportion of services from fixed-price projects. This was partially offset by an increase in accrued expenses and employee costs by Rs 1,093 million.

     Cash used in investing activities for the six months ended September 30, 2003 was Rs. 8,939 million. The cash was used primarily on purchases of liquid and short-term mutual funds, capital expenditures and acquisitions. Cash provided by operating activities was used to meet the capital expenditure of Rs. 1,816 million.

     Cash used in financing activities for the six months ended September 30, 2003 was Rs. 286 million. Cash generated from operating activities was used in payment of dividend of Rs 262 million to shareholders and repayment of short-term borrowings from banks of Rs. 105 million.

     As of September 30, 2003 we had contractual commitments of Rs. 608 million ($13.3 million) related to capital expenditures on construction or expansion of software development facilities. Plans to construct or expand our software development facilities are dictated by business requirements. We currently intend to finance our planned construction and expansion entirely from internal accruals.

     In Wipro Spectramind 3,157,372 shares issued to employees pursuant to exercise of employee stock options are covered by a share purchase feature that entitles us to repurchase these shares at fair value after six months from the date of exercise. We intend to exercise this repurchase right after November 2003 which is six months from the date of option exercise.

     Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. In addition, we routinely review potential acquisitions. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms.

Trend Information

     Global IT Services and Products. As a result of the continued uncertainty and weak global economic conditions, companies continue to seek to outsource IT spending offshore to offshore IT service providers like us. We believe this has contributed to continued growth in our revenue. However, we continue to experience pricing pressures in our core service offerings because of client’s needs to reduce their costs and the increased competitive environment among IT companies. In addition, some of our newer service offerings, such as consulting and package implementation, require a higher proportion of services to be performed at the client’s premises. Further, we are experiencing increases in wages for our IT professionals. As part of our recent reorganization, we have consolidated our previous IT-Enabled Services business segment, which provides BPO services to customers, into our Global IT Services and Products business segment. Although we have been competing in the market for BPO services for only about a year, we have recently experienced pricing negotiations with some clients over our services. As a result of the foregoing, our gross profits in Global IT Services and Products declined from 43% in the six months ended September 30, 2002 to 37% in the six months ended September 30, 2003.

     We expect these trends to continue for the foreseeable future. In response to the continued pricing pressures and the increased competition from other IT services companies, we are focusing on offering services with higher price margins, managing our cost structure, aligning our resources to expected demand and increasing the utilization of our IT professionals.

     Our Global IT Services and Products business segment is also subject to fluctuations primarily resulting from factors such as:

•	The effect of seasonal hiring which occurs in the quarter ended September 30;

•	The time required to train and productively use new employees;

•	The proportion of services we perform at client sites for a particular project;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.

     India and AsiaPac IT Services and Products. In our India and AsiaPac IT Services and Products business segment we have experienced pricing pressures because of clients’ needs to reduce costs and increased competition among IT companies. As a result, gross profits in the services component of this business segment declined from 48% in the six months ended September 30, 2002 to 47% in the six months ended September 30, 2003. Although the gross profits in the products component of this business segment have increased from 11% in six months ended September 30, 2002 to 12% in the six months ended September 30, 2003, we expect the pricing pressures that we face to continue in the foreseeable future.

     Our India and AsiaPac IT Services and Products business segment is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our India and AsiaPac IT Services and products revenue for the quarters ended March 31 and September 30 are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenue will decrease as the proportion of services revenue increases.

     Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Demand for hydrogenated cooking oil is greater during the Indian festival season and has increased revenue from our Consumer Care business for the quarters ended September 30 and December 31. Our revenues in this segment are also subject to commodity price fluctuations. However, revenue from hydrogenated oil products as a proportion of total revenue of our Consumer Care business has continued to decline significantly. This decline has been offset by continued increases in revenue from soaps and lighting products.

     Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

     Recent accounting pronouncements. In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143, did not have a material impact on our consolidated financial statements.

     In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 did not have a material impact on our consolidated financial statements.

     In November 2002, the EITF issued Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. We adopted EITF Issue No. 00-21 in respect of all revenue arrangements entered into on or after July 1, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on our consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002. We continue to use the intrinsic value based method of APB Opinion No. 25 to account for our employee stock based compensation plans. We have adopted the disclosure provisions of SFAS No. 148.

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods ending after December 15, 2003. Adoption of FIN No. 46 will not have a material impact on our consolidated financial statements.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No.149 did not have a material impact on our consolidated financial statements.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

General

     Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long-term debt.

     Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables and our investments in foreign currency denominated securities.

Risk Management Procedures

     We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our audit committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Components of Market Risk

     Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk.

     Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, payables and investments in foreign currency denominated securities and foreign currency debt. A significant portion of our revenue are in US dollars while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the dollar can adversely affect our results of operations. We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We have approved risk management policies that require us to hedge a significant portion of our exposure. As of September 30, 2002, we had forward contracts to sell $ 77.8 million and £ 2.5 million, as compared to $ 195.8 million and £ 4.8 million as of September 30, 2003.

     The forward contracts typically mature between one through eleven months. The counter parties for our exchange contracts are banks and we consider the risk of non-performance by the counter parties as non-material. These forward contracts are effective hedges from an economic perspective; however they do not qualify for hedge accounting under SFAS No. 133, as amended.

     Interest rate risk. Our interest rate risk primarily arises from our long-term debt. We adopt appropriate borrowing strategies to manage our interest rate risk. Additionally, we enter into interest rate swap agreements to hedge interest rate risk.

     The long term debt outstanding as of September 30, 2003 was Rs 28 million. This will be liquidated in December 2003.

     Based on the maturity profile and composition of our debt portfolio, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.

     Our temporary resources are generally invested in short-term investments, which generally do not expose us to significant interest rate risk.

     Fair value. The fair value of our market rate risk sensitive instruments closely approximates their carrying value.

Critical accounting policies

     Critical accounting policies are defined as those that in our view, are most important to the portrayal of the Company’s financial condition and results and that place the most significant demands on management’s judgment. For a detailed discussion on the application of these and other accounting policies, please refer to Note 2 to the Notes to Consolidated Financial Statements.

Revenue Recognition

We derive our revenues primarily from two sources: (i) product revenue and (ii) service revenue.

Product Revenue

     Product revenue is recognized when there is persuasive evidence of a contract, the product has been delivered, the sales price is fixed or determinable, and collectibility is reasonably assured. The product is considered delivered to the customer once it has been shipped, and title and risk of loss has been transferred.

     We generally consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.

Service Revenue

     Service revenue is recognized when there is persuasive evidence of a contract, the sales price is fixed or determinable, and collectibility is reasonably assured. Time-and-materials service contract revenue is recognized as the services are rendered. Revenue from fixed-price, fixed-timeframe contracts is recognized in accordance with percentage of completion method. We have relied on the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. We use the input (cost expended) method to measure progress towards completion. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. We follow this method when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Because the financial reporting of these contracts depends on estimate that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. Maintenance revenue is recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related services are performed.

     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed under the specific terms of the contracts with the customers.

Revenue Arrangements with Multiple Deliverables

     Effective July 1, 2003, we have adopted EITF Issue No. 00-21. We have elected to adopt EITF Issue No. 00-21 for all revenue arrangements entered into on or after July 1, 2003. Based on this guidance, we recognize revenues on the delivered products or services only if:

•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

     The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items. In cases where existence of a contingent revenue provision results in recognizing a loss on the delivered item, the revenues and costs related to the delivered item is deferred.

     Assessments about whether the delivered units have a value to the customer on a standalone basis, impact of forfeiture and similar contractual provisions, and determination of fair value of each unit would affect the timing of revenue recognition and would impact our results of operations.

Accounting Estimates

     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, we make estimates of the uncollectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of the customers deteriorates, additional allowances may be required.

     Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position.

     We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of realizable values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical costs or realizable value.

Accounting for Income taxes

     As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.

     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made. We have not created a deferred tax liability in respect of the basis difference in the carrying value of investments in domestic subsidiaries since we expect to realize this in a tax-free manner and the current tax laws in India provide means by which we can realize our investment in a tax-free manner.

     We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. As of March 31, 2003, the U.S. branch’s net assets amounted to $22.3 million. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly we did not record a branch profit tax provision.

Business Combinations, Goodwill and Intangible Assets

     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we have assigned all the assets and liabilities, including goodwill, to the reporting units. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. We determine the fair value of our reporting units using the income approach. If market information relating to comparable companies is available, the results of income approach are compared with the fair value under the market approach to determine the reasonableness of the valuation resulting from the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of revenues or earnings for comparable companies. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.

     To assist in the process of determining goodwill impairment, we obtain appraisals from independent valuation firms. In addition we perform internal valuation analyses and consider other market information that is publicly available. The discounted cash flow approach and the income approach, which we use to estimate the fair value of our reporting units are dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

     RISK FACTORS

     Risks Related to our Company

     Our revenue and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the price of our equity shares and ADSs to decline.

     Our revenue historically have fluctuated and may fluctuate in the future depending on a number of factors, including:

•	the size, timing and profitability of significant projects or product orders;

•	changes in our pricing policies or those of our competitors

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of desktops, notebooks, servers, communication devices, consumer care and other products;

•	unanticipated cancellations, contract terminations or deferral of projects;

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees; and

•	currency exchange fluctuations.

     Approximately 59% of our total operating expenses in the services component of our Global IT Services and Products business segment, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.

     Our net income increased 7% in six months ended September 30, 2003, as compared to the six months ended September 30, 2002. As we continue to experience declines in demand, pricing pressures for our services and increased wage pressures in India, we have not been able to sustain our historical levels of profitability. As compared to the six months ended September 30, 2002, during the six months ended September 30, 2003, we incurred substantially higher selling and marketing expenses to increase brand awareness among target clients and promote client loyalty and repeat business among existing clients, and we expect to continue to incur substantially higher selling and marketing expenses in the future, which could result in declining profitability. While our global delivery model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases we may not be able to keep our operating costs as low in the future.

     If we do not continue to improve our administrative, operational and financial personnel and systems to manage our growth, the value of our shareholders’ investment may be harmed.

     We have experienced significant growth in our Global IT Services and Products business. We expect our growth to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, our continued growth will increase the challenges involved in:

•	recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	adhering to our high quality standards;

•	maintaining high levels of client satisfaction;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	preserving our culture, values and entrepreneurial environment.

     If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our Global IT Services and Products business and harm the value of our shareholders’ investment.

     Intense competition in the market for IT services could affect our cost advantages, and, as a result, decrease our revenue.

     The market for IT services is highly competitive. Our competitors include software companies, IT companies, systems consulting and integration firms, other technology companies and client in-house information services departments. Many of our competitors command significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that we will not lose our key employees or clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as our ability to attract, motivate and retain skilled employees, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

     The current economic downturn may negatively impact our revenue and operating results.

     Spending on IT products and services in most parts of the world has significantly decreased due to a challenging global economic environment. Some of our clients have cancelled, reduced or deferred expenditures for IT services. Pricing pressures from our clients have also negatively impacted our operating results. If the current economic downturn continues, our utilization and billing rates for our IT professionals could be adversely affected, which may result in lower gross and operating profits.

     The recent rapid economic slowdown, terrorist attacks in the United States, and other acts of violence or war could delay or reduce the number of new purchase orders we receive and disrupt our operations in the United States, thereby negatively affecting our financial results and prospects.

     Approximately 71% of our Global IT Services and Products revenue are from the United States. During an economic slowdown our clients may delay or reduce their IT spending significantly, which may in turn lower the demand for our services and affect our financial results. Further, terrorist attacks in the United States could cause clients in the U.S. to delay their decisions on IT spending, which could affect our financial results. Although we continue to believe that we have a strong competitive position in the United States, we have increased our efforts to geographically diversify our clients and revenue.

     We may face difficulties in providing end-to-end business solutions for our clients that could cause clients to discontinue their work with us, which in turn could harm our business.

     We have been expanding the nature and scope of our engagements and have added new service offerings, such as IT consulting, business process management, systems integration and IT outsourcing. The success of these service offerings is dependent, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased competition and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.

     The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients and a thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors including the proficiency of our IT professionals and our management personnel.

     Larger projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability.

     Our success depends in large part upon our management team and other highly skilled professionals. If we fail to retain and attract these personnel, our business may be unable to grow and our revenue could decline, which may decrease the value of our shareholders’ investment.

     We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences.

     Our Global IT Services and Products service revenue depend to a large extent on a small number of clients, and our revenue could decline if we lose a major client.

     We currently derive, and believe we will continue to derive, a significant portion of our Global IT Services and Products service revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Transco, our largest client for the six months ended September 30, 2002 and September 30, 2003, accounted for 7% and 5% of our Global IT Services and Products revenue, respectively. For the same periods, our ten largest clients accounted for 38% and 33% of our Global IT Services and Products revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in a subsequent year.

     There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, clients have reduced their spending on IT services due to challenging economic environment and consequently have reduced the volume of business with us. If we were to lose one of our major clients or have significantly lower volume of business with them, our revenue and profitability could be reduced. We continually strive to reduce our dependence on revenue from services rendered to any one client.

     Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenue to decline.

     If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. In response to recent terrorist attacks in the United States, the U.S. Citizenship and Immigration Services has increased the level of scrutiny in granting and decreased the number of its grants. This restriction and any other changes in turn could hamper our growth and cause our revenue to decline. Our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas. As of September 30, 2003, the majority of our personnel in the United States held H-1B visas (850 persons) or L-1 visas (1401 persons). An H-1B visa is a temporary work visa, which allows the employee to remain in the U.S. while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Citizenship and Immigration Services may approve in any government fiscal year. We may not be able to obtain the H-1B visas necessary to bring critical Indian professionals to the United States on an extended basis during years in which this limit is reached. This limit was reached in March 2000 for the U.S. Government’s fiscal year ended September 30, 2000. The U.S. Citizenship and Immigration Service has recently limited the number of H-1B visas that may be granted in fiscal year 2004 to 65,000 from 195,000 in each of the prior three years. While we anticipated that this limit would be reached before the end of the U.S. Government’s fiscal year, and made efforts to plan accordingly, we cannot assure you that we will continue to be able to obtain any or a sufficient number of H-1B visas on the same time schedule as we have previously obtained, or at all.

     We focus on high-growth industries, such as networking and communications. Any decrease in demand for technology in such industries may significantly decrease the demand for our services, which may impair our growth and cause our revenue to decline.

     Approximately 32% of our Global IT Services and Products business is derived from clients in high growth industries who use our IT services for networking and communications equipment. The recent rapid economic slowdown in the U.S. may adversely affect the growth prospects of these companies. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.

     Our failure to complete fixed-price, fixed-timeframe contracts on budget and on time may negatively affect our profitability, which could decrease the value of our shareholders’ investment.

     We offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

     Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenue.

     A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Chennai, Hyderabad and Pune, India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our other software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.

     Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

     Currently, we have software development facilities in six countries around the world. The majority of our software development facilities are located in India. We intend to establish new development facilities in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. In addition, our international expansion strategy in Southeast Asia may face difficulty resulting from the current outbreak of Severe Acute Respiratory Syndrome or SARS. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

     Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue generated than anticipated.

     Some of our contracts have incentive-based or other pricing terms that condition some or all of our fees on our ability to meet defined goals. Our failure to meet these goals or a client’s expectations in such performance-based contracts may result in a less profitable or an unprofitable engagement.

     Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

     The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

     Most of our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenue and profitability.

     Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and ninety days’ notice and without termination-related penalties. Additionally, most of our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control that might result in the termination of a project or the loss of a client, including:

•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions; and

•	a change in outsourcing strategy by moving more work to client in-house IT departments or to our competitors.

     We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholders’ ownership and cause us to incur debt or assume contingent liabilities.

     We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. We could have difficulty in assimilating the personnel, operations, technology and software of the acquired company. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

     We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose customers.

     Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that they will otherwise protect us from liability for damages.

     Our earnings may be adversely affected if we are required to change our accounting policies with respect to the expensing of stock options.

     We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. Regulatory authorities, including the Financial Accounting Standards Board and the International Accounting Standards Board, are considering requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Many companies have or are in the process of voluntarily changing their accounting policies to expense the fair value of stock options. Stock options are an important component of our employee compensation package. If we change our accounting policy with respect to the treatment of employee stock option grants, our earnings could be adversely affected.

     Risks Related to Investments in Indian Companies

     We are incorporated in India, and substantially all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, government currency exchange control, as well as changes in exchange rates and interest rates.

     Wages in India have historically been lower than wages in the United States and Europe, which has been one of our competitive advantages. Wage increases in India may prevent us from sustaining this competitive advantage and may reduce our profit margins.

     Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

     Our costs could increase if the Government of India reduces or withholds tax benefits and other incentives it provides to us.

     Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the six months ended September 30, 2002 and 2003, without accounting for double taxation treaty set-offs, our tax benefits were Rs. 1,392 million, and Rs. 1,507 million, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The Finance Act, 2000 phases out the ten year tax holiday over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. Additionally, the Finance Act, 2002 subjected ten percent of all income derived from services located in “Software Technology Parks” to income tax for the one-year period ending March 31, 2003. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years beginning on April 1, 2000. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the government of India could enact similar laws in the future, which could further impair our other tax incentives.

     Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. The potential for hostilities between the two countries is higher due to recent terrorist incidents in India, recent troop mobilizations along the border, and the aggravated geopolitical situation in the region. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

     Political instability or changes in the Indian government could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.

     Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. Although we believe that it is more likely than not that the process of economic liberalization will continue, we cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

     The current Indian government is a coalition of several parties. The withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

     Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

     Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India, including the Reserve Bank of India. However, the Government of India currently does not require prior approvals for IT companies, subject to certain exceptions. If, under these exceptions, the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, that would otherwise be beneficial for our company and the holders of our equity shares and ADSs.

     Our ability to acquire companies organized outside India depends on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

     The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement granting automatic approval for acquisitions of companies organized outside India with a transaction value of up to $100 million and:

•	if in cash, up to 100% of the proceeds from an ADS offering; and

•	if in stock, the greater of $100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

     We cannot assure you that any required approval from the Reserve Bank of India and or the Ministry of Finance or any other government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

     It may be difficult for you to enforce any judgment obtained in the United States against us, the selling shareholders or our affiliates.

     We are incorporated under the laws of India and many of our directors and executive officers, reside outside the United States. Virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

     We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

     The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property may result in development of technology, products or services which compete with our products. We may also be subject to third-party claims of intellectual property infringement.

     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

     The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenue and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent patent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

     Although we believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, infringement claims may be asserted against us in the future. There are currently no material pending or threatened intellectual property claims against us. However, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

     Risks Related to the ADSs

     Sales of our equity shares may adversely affect the prices of our equity shares and the ADSs.

     Sales of substantial amounts of our equity shares, including sales by insiders, in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

     An active or liquid trading market for our ADSs is not assured.

     An active, liquid trading market for our ADSs may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ADSs.

     Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

     Except under limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since foreign exchange controls are in effect in India, the Reserve Bank of India will also approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

     Investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares.

     An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.

     Under the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

     ADS holders may be restricted in their ability to exercise voting rights.

     At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you in time, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

Item 4.

Controls and Procedures

Evaluation of disclosure controls and procedures.

     Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 6-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that the disclosure controls and procedures are effective and ensure that material information relating to Wipro is made known to them by others within the Company and to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act of 1934 is recorded, processed, summarized and reported appropriately.

Change in internal control over financial reporting.

     There was no change in our internal control over financial reporting that occurred during the period covered by this Quarterly Report on Form 6-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal proceedings

We are not currently a party to any material legal proceedings.

Item 2. Changes in Securities and Use of Proceeds

     On October 19, 2000, we completed our initial public offering in the United States, or U.S. IPO, of 3,162,500 American Depositary Shares representing 3,162,500 equity shares, par value Rs. 2 per share (including the exercise of the underwriters’ over allotment option consisting of 412,500 American Depositary Shares representing 412,500 equity shares), at a public offering price of $41.375 per American Depositary Share, pursuant to a registration statement filed on Form F-1 (File No. 333-46278) with the Securities Exchange Commission (the “Registration Statement”). All of the shares registered were sold. The managing underwriters were Morgan Stanley Dean Witter, Credit Suisse First Boston, and Banc of America Securities. Aggregate gross proceeds to Wipro (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $130,848,438. There were no selling stockholders in the U.S. IPO.

     We paid underwriting discounts and commissions of $5,888,180. The net proceeds from the offering after underwriting discounts and commissions are estimated to be $124,960,258.

     Net proceeds from the offering were invested in highly liquid money market instruments. In July 2002 we acquired a 62% equity interest in Spectramind e-Services Private Limited for a consideration of Rs 3,691 million ($75.82 million) in cash. A portion of the consideration amounting to $ 60.49 million was paid out of net proceeds from the offering. In December 2002, we acquired the global energy practice of American Management Systems for an aggregate consideration of Rs. 1,180 million ($ 24.58 million). A portion of the consideration, amounting to $ 21.46 million, was paid out of the net proceeds from the offering. In May 2003, we acquired Wipro Nervewire for an aggregate consideration of Rs 836 million ($17.7 million). The consideration, amounting to $ 17.7 million, was paid out of the net proceeds from the offering. The balance of net proceeds from the offering was brought back to India. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

Item 3. Default upon senior securities

     None

Item 4. Submission of matters to a vote of security holders.

a.	We held our Annual General Meeting of shareholders (AGM) on July 17, 2003.

b.	The following directors retired by rotation at the AGM held on July 17, 2003 and, being eligible for re-election, offered themselves for re-election as directors’ of the Company.

Dr Jagdish N Sheth – Elected Unanimously

Mr P M Sinha – Elected Unanimously

The following other directors term of office continued:

Mr Azim H Premji

Mr Vivek Paul

Mr N Vaghul

Prof. Eisuke Sakakibara

Dr Ashok Ganguly

Mr B C Prabhakar

c.	The following is a brief description of the matters voted upon at our AGM held on July 17, 2003, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.

	ORDINARY BUSINESS:
			Votes
			Against/	Abstentions/Broker
Brief description of the matter put to vote		Votes for *	Withheld	Non-Votes

1.	To receive, consider and adopt the Balance Sheet as at March 31, 2003 and the Profit and Loss Account for the year ended on that date and the Report of Directors and Auditors thereon	146	NIL	NIL

2.	To declare final dividend on equity shares	146	NIL	NIL

3.	To appoint Dr. Jagdish N Sheth as Director to fill the vacancy left by his retirement by rotation	146	NIL	NIL

4.	To appoint Mr. P M Sinha as Director to fill the vacancy left by his retirement by rotation	146	NIL	NIL

5.	To appoint N.M.Raiji & Co., Chartered Accountants, as auditors to hold office from the conclusion of the next Annual General Meeting and to fix their remuneration	146	NIL	NIL

	SPECIAL BUSINESS

6.	To approve by way of an Ordinary Resolution in terms of Section 269, 301, 311 and other applicable provisions, if any, under the Companies Act, 1956, the re-appointment of Mr. Azim H. Premji, Chairman and Managing Director with effect from December 31, 2002 until December 30, 2004 as well as the payment of salary, commission and perquisites subject to the overall ceiling of the total managerial remuneration for the year as provided under Section 309 of the Companies Act, 1956.	146	NIL	NIL

7.	To approve by way of an Ordinary Resolution in terms of Section 269, 301, 311 and other applicable provisions, if any under the Companies Act, 1956, the partial revision in terms and conditions of the remuneration payable to Mr. Vivek Paul, Vice Chairman and Chief Executive Officer of the Company’s Technologies Business with effect from February 1, 2003, subject to the overall ceiling of the total managerial remuneration for each year as provided under Section 309 of the Companies Act, 1956.	146	NIL	NIL

	All other terms and conditions of Mr. Vivek Paul’s appointment including commission and perquisites as decided by the Board at their earlier meetings

			Votes
			Against/	Abstentions/Broker
Brief description of the matter put to vote		Votes for *	Withheld	Non-Votes

	continues to be payable to him without any change whatsoever.

8.	To approve by way of a Special Resolution in terms of Section 81(1A) and other applicable provisions, if any, under the Companies Act, 1956, the Memorandum and Articles of the Company, Issue of Foreign Currency Covertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993 and the guidelines issued by Securities Exchange Board of India on Employee Stock Option Plans and subject to the approval of, consent, permission and or sanction if any of the appropriate authorities/institution or bodies, the formation of an ADS Employee Stock Option Plan 2003 linked to ADRs/GDRs/Securities and which upon conversion of the options could give rise to the issue of securities upto 1,500,000 (one and half million) underlying equity shares at an exercise price equal to or less than fair market value as may be decided by the Administrator at the time of grant of options	146	NIL	NIL

*	Under the Indian Companies Act, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one tenth of the total shares entitled to vote on the resolution or by those holding paid up capital of at least Rs.50,000. Under our Articles of Association, a member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

Under the Indian Companies Act and our Articles of Association, on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid up capital of the Company.

The votes represent the number of votes in a show of hands. No poll was demanded during the AGM.

Item 5: Other Information

     None

Item 6: Exhibits and reports

     The Exhibit Index attached hereto is incorporated by reference to this item.

     We have not filed any reports on Form 8-K during the quarter ended September 30, 2003. As a foreign private issuer, we do not file reports on Form 8-K. During the quarter ended September 30, 2003, we furnished the following reports on Form 6-K:

a)	Report furnished on August 14, 2003 containing our Quarterly Report for the quarter ended June 30, 2003.

b)	Report furnished on July 24, 2003 containing both U.S.GAAP and Indian GAAP press releases announcing our results of operations for the three months ended June 30, 2003, as well as transcripts from the related press conference, two teleconferences with investors and analysts and question-and-answer session/interviews with analysts from CNBC India, Reuters, Dow Jones Newswires, Hindustan Times, Financial Times, NDTV and Economic Times, and an advertisement we placed in certain Indian newspapers.

EXHIBIT INDEX

Exhibit
Number	Description of Document

*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended September 30, 2003.

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.

32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.

* Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: November 12, 2003		WIPRO LIMITED

	By:	/s/ Suresh C. Senapaty

Suresh C. Senapaty
Executive Vice President, Finance

EXHIBIT INDEX

Exhibit
Number	Description of Document

*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended September 30, 2003.

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act.

32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act.

* Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.